UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 7, 2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Credit Suisse AG
(Registrant's Name)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-33434
Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the

31 March 2024 Pillar 3 Report for

UBS Group and significant regulated subsidiaries
and sub-groups, which appears immediately following this page.

Pillar 3 Report

31 March 2024

UBS Group and significant regulated subsidiaries

and sub-groups

Terms used in this report, unless the context requires

otherwise
“UBS,” “UBS Group,” “UBS Group

AG consolidated,” “Group,”

“the Group,” “we,” “us”

and “our”
UBS Group AG and its consolidated subsidiaries
“UBS Group excluding the Credit Suisse AG

sub-group”
All UBS Group entities, excluding the Credit Suisse

AG sub-group
“UBS AG” and “UBS

AG consolidated”
UBS AG and its consolidated subsidiaries
“Credit Suisse AG” and “Credit Suisse

AG consolidated”
Credit Suisse AG and its consolidated subsidiaries
“Credit Suisse Group“ and “Credit Suisse Group

AG consolidated”
Pre-acquisition Credit Suisse Group
”Credit Suisse”

Credit Suisse AG and its consolidated subsidiaries,

Credit Suisse
Services AG and other small former Credit Suisse Group

entities now
directly held by UBS Group AG
“UBS Group AG” and “UBS

Group AG standalone”

UBS Group AG on a standalone basis
“Credit Suisse Group AG” and

“Credit Suisse Group AG standalone”
Credit Suisse Group AG on a standalone basis
“UBS AG standalone”

UBS AG on a standalone basis
“Credit Suisse AG standalone” Credit Suisse AG on a standalone basis
“UBS Switzerland AG” and “UBS

Switzerland AG standalone”
UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”

UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and

“UBS Americas Holding LLC consolidated”
UBS Americas Holding LLC and its consolidated subsidiaries
“1m” One million, i.e., 1,000,000
“1bn” One billion, i.e., 1,000,000,000
“1trn” One trillion, i.e., 1,000,000,000,000
In this report, unless the context requires otherwise,

references

to any gender shall apply to all genders.

Table of contents
UBS Group
2
Section 1
Introduction and basis for preparation
4
Section 2
Key metrics
6
Section 3
Overview of risk-weighted assets
10
Section 4
Going and gone concern requirements
and eligible capital
11
Section 5
Leverage ratio
13
Section 6
Liquidity and funding
Significant regulated subsidiaries and sub-groups
15
Section 1
Introduction
16
Section 2
UBS AG consolidated
20
Section 3
UBS AG standalone
24
Section 4
UBS Switzerland AG standalone
30
Section 5
UBS Europe SE consolidated
31
Section 6
UBS Americas Holding LLC consolidated
32
Section 7
Credit Suisse AG consolidated
36
Section 8
Credit Suisse AG standalone
40
Section 9
Credit Suisse (Schweiz) AG consolidated
43
Section 10
Credit Suisse (Schweiz) AG standalone
47
Section 11
Credit Suisse International standalone
48
Section 12
Credit Suisse Holdings (USA),
Inc. consolidated

Appendix
49
Abbreviations frequently used in our financial reports
51
Cautionary statement
Contacts
General inquiries
ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong SAR +852-2971 8888
Singapore +65-6495 8000
Investor Relations
UBS’s Investor Relations team
manages relationships with
institutional investors, research
analysts and credit rating agencies.
ubs.com/investors
Zurich +41-44-234 4100
New York +1-212-882 5734
Media Relations
UBS’s Media Relations team

manages relationships with global
media and journalists.
ubs.com/media
Zurich +41-44-234 8500
mediarelations@ubs.com
London +44-20-7567 4714

ubs-media-relations@ubs.com
New York +1-212-882 5858

mediarelations@ubs.com
Hong Kong SAR +852-2971 8200
sh-mediarelations-ap@ubs.com
Office of the Group Company
Secretary
The Group Company Secretary
handles inquiries directed to the
Chairman or to other members
of the Board of Directors.
UBS Group AG, Office of the

Group Company Secretary
PO Box, CH-8098 Zurich, Switzerland
sh-company-secretary@ubs.com
Zurich +41-44-235 6652
Shareholder Services
UBS’s Shareholder Services team,

a unit of the Group Company
Secretary’s office, manages
relationships with shareholders and
the registration of UBS Group AG
registered shares.
UBS Group AG, Shareholder Services
PO Box, CH-8098 Zurich, Switzerland
sh-shareholder-services@ubs.com
Zurich +41-44-235 6652
US Transfer Agent
For global registered share-related
inquiries in the US.
Computershare Trust Company NA
PO Box 505000

Louisville, KY 40233-5000, USA
Shareholder online inquiries:
www-us.computershare.com/
investor/contact
Shareholder website:
computershare.com/investor
Calls from the US

+1-866-305-9566
Calls from outside the US

+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610
Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2024. The key symbol and UBS are among

the registered and
unregistered trademarks of UBS. All rights reserved.

31 March 2024 Pillar 3 Report |
UBS Group | Introduction and basis for

preparation

2
UBS Group
Introduction and basis for preparation
Scope of Basel III Pillar 3 disclosures
The

Basel

Committee

on

Banking

Supervision

(the

BCBS)

Basel III

capital

adequacy

framework

consists

of

three
complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market,
operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review
process, emphasizing the need for a qualitative approach to supervising banks. Pillar

3 requires banks to publish a range
of disclosures, mainly covering risk, capital, leverage,

liquidity and remuneration.
This report

provides Pillar 3

disclosures for

the UBS

Group, including

the acquired

Credit Suisse

Group, and

prudential
key

figures

and

regulatory

information

for

UBS AG

consolidated

and

standalone,

UBS Switzerland

AG

standalone,
UBS Europe SE consolidated,

and UBS Americas Holding LLC consolidated, as

well as Credit Suisse AG consolidated

and
standalone, Credit Suisse

(Schweiz) AG consolidated and

standalone, Credit Suisse

International standalone, and

Credit
Suisse

Holdings

(USA),

Inc.

consolidated

in

the

respective

sections

under

“Significant

regulated

subsidiaries

and

sub-
groups.”

This Pillar 3 Report

has been prepared

in accordance

with Swiss Financial

Market Supervisory Authority

(FINMA) Pillar 3
disclosure requirements

(FINMA Circular

2016/1 “Disclosure

– banks”)

as revised

on 8 December

2021, the

underlying
BCBS guidance

“Revised Pillar

3 disclosure

requirements”

issued in

January 2015,

the “Frequently

asked questions

on
the revised Pillar 3

disclosure requirements”

issued in August 2016, the

“Pillar 3 disclosure requirements

– consolidated
and

enhanced

framework”

issued

in

March

2017

and

the

subsequent

“Technical

Amendment

–

Pillar 3

disclosure
requirements – regulatory treatment

of accounting provisions” issued in August 2018.
As UBS

is considered

a

systemically

relevant

bank

(an

SRB) under

Swiss banking

law, UBS Group

AG,

UBS AG,

Credit
Suisse AG

and Credit

Suisse (Schweiz)

AG are

required to

comply with

regulations based

on the

Basel III framework

as
applicable to Swiss SRBs on a consolidated basis.

Local

regulators

may

also

require

the

publication

of

Pillar 3

information

at

a

subsidiary

or

sub-group

level.

Where
applicable, these local disclosures

are provided under

“Holding company and significant

regulated subsidiaries and sub-
groups” at
ubs.com/investors
.
Significant regulatory developments, disclosure requireme

nts and other changes
Swiss Federal Council releases its report on systemically important banks
In

April

2024,

the

Swiss

Federal

Council

released

its

report

on

banking

stability

that

evaluates

the

regulation

of
systemically important banks.

The report includes

a comprehensive review

of the acquisition of

the Credit Suisse

Group
and concludes

that the

existing

Swiss too

-big-to-fail

(TBTF)

regime

must

be further

developed

and strengthened.

The
Swiss

Federal

Council

proposes

to

introduce

a

broad

package

of

measures,

focused

on

three

areas:

strengthening
prevention, strengthening liquidity and

expanding the crisis toolkit.

Preventive

measures

include

proposals

to

strengthen

the

capital

base,

to

improve

resolvability

and

tighten

capital
requirements

for

global

systemically

important

banks,

including

the

introduction

of

forward-looking

elements

for
institution-specific Pillar 2 capital surcharges and increased capital adequacy requirements for foreign participations

.

The
Swiss

Federal

Council

also

recommended

preventive

measures

related

to

corporate

governance,

such

as

a

senior
management regime and stricter

regulations regarding bonuses. To

strengthen liquidity, the Swiss

Federal Council intends
to

significantly

expand

the

potential

for

the

Swiss

National

Bank

(the

SNB)

to

provide

more

liquidity

in

a

crisis.
Furthermore, the Swiss

Federal Council reiterated its

support for the

introduction of a

public liquidity backstop.

To expand
the

crisis

toolkit,

the

Swiss

Federal

Council

proposed

measures

that

aim

to

minimize

legal

risks

associated

with

the
execution of resolution measures.

In

the

first

half

of

2025,

the

Swiss

Federal

Council

is

expected

to

present

two

packages

to

implement

the

proposed
measures: one

with changes

at the

ordinance level,

which can

be adopted

by the

Swiss Federal

Council, and

another,
which will be submitted to the

Parliament, with proposed legislative

amendments. The Swiss Federal

Council has stated
that when drafting

these two packages

it will

take into

account the findings

of the Parliamentary

Investigation Committee
concerning the role of the Swiss authorities in the rescue of the Credit Suisse Group. Due to the broad range of possible
outcomes,

the

impact

of

the

proposals

on

UBS

can

be

fully

assessed

only

when

the

implementation

details

become
clearer.

31 March 2024 Pillar 3 Report |
UBS Group | Introduction and basis for

preparation

3
FINMA publishes ordinances with implementing provisions

for the revised Swiss Capital Adequacy Ordinance
In March 2024, FINMA published five new ordinances to implement the final Basel III standards in Switzerland, replacing various existing FINMA circulars,

including ordinances on

operational risks and market

risks. The ordinances contain

the
implementing provisions for the

Swiss Federal Council’s

revised Capital Adequacy Ordinance for

banks and they

will enter
into force on 1 January 2025.
The Swiss National Bank will raise the minimum reserve

requirement for banks
In April 2024, the SNB

announced that it

will raise the minimum

reserve requirement

for domestic banks from

2.5% to
4%, and it

will therefore amend the

National Bank Ordinance

as of

1 July 2024. The

SNB further announced

that liabilities
arising from cancelable customer deposits (excluding tied

pension provisions) will be included in full in the calculation of the minimum

reserve requirement,

as is

the case

with the

other relevant

liabilities. This

revokes the

previous exception
under which only

20% of these liabilities

counted toward the calculation. Based

on preliminary internal assessments, UBS
expects a negative impact of USD 70m to USD 80m per

annum on net interest income to result from

these changes.
Significant BCBS consultation papers
Guidelines for counterparty credit risk management
In April 2024, the

BCBS issued a public consultation regarding guidelines for

counterparty credit risk (CCR) management.
The

key

areas

covered

are

due

diligence

of

counterparties

(both

at

initial

onboarding

and

on

an

ongoing

basis),

the
development of a comprehensive credit risk mitigation

strategy to effectively manage counterparty exposures,

measures
to control and limit

CCR using a

wide variety of complementary metrics,

and a strong CCR

governance framework. Banks
and supervisors

are

encouraged to

take a

risk-based and

proportionate

approach

in the

application

of the

guidelines,
taking into account the

degree of CCR

generated by banks’

lines of business, their

trading and financing activities,

and
the complexity of such CCR exposures.
Other developments
Capital returns
On 24

April

2024, the

shareholders

approved

a

dividend

of

USD 0.70

per

share

at

the

Annual General

Meeting.

The
dividend was paid on 3 May 2024 to shareholders

of record on 2 May 2024.
Our 2022 share

repurchase program

was concluded

on 28 March

2024. A total

of 298,537,950

UBS Group AG

shares
were acquired under that

program, at an aggregate purchase price

of CHF 5,010m, of which CHF 1,202m were

acquired
in 2023 prior to the announcement

of the acquisition of the Credit

Suisse Group. On 12 April 2023,

the Swiss Takeover
Board approved the use of

up to 178,031,942 shares repurchased

under the 2022 program, and

originally intended for
cancellation, for the acquisition of the Credit Suisse Group.
On 3 April

2024, we

launched a

new 2024 share

repurchase program

of up to

USD 2bn over

two years.

We expect

to
execute up to USD 1bn of

repurchases in 2024, commencing

after the completion of

the merger of UBS AG

and Credit
Suisse AG.
›
Refer to the “Share information and earnings

per share” section of the UBS Group first quarter

2024 report, available under
“Quarterly reporting” at ubs.com/investors , for more information
Frequency and comparability of Pillar 3 disclosures

FINMA

has

specified

the

reporting

frequency

for

each

disclosure,

as

outlined

in

the

“Introduction

and

basis

for
preparation” section of

the 31 December 2023

Pillar 3 Report, available under

“Pillar 3 disclosures” at
ubs.com/investors
.
In line with

the FINMA-specified disclosure frequency and

requirements for disclosure with

regard to comparative periods,
we provide quantitative

comparative information as

of 31 December 2023

for disclosures required

on a quarterly

basis.
Where specifically

required by

FINMA and / or

the BCBS,

we disclose

comparative

information for

additional reporting
dates.
›
Refer to the 31 December 2023 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors , for more information
about previously published quarterly movement commentary

31 March 2024 Pillar 3 Report |
UBS Group | Key metrics

4
Key metrics
Key metrics of the first quarter of 2024
The KM1 and KM2

tables below are

based on Basel

Committee on Banking

Supervision (BCBS) Basel

III rules. The

KM2
table

includes

a

reference

to

the

total

loss-absorbing

capacity

(TLAC)

term

sheet,

published

by

the

Financial

Stability
Board, which provides this term sheet at
fsb.org/2015/11/total-loss-absorbing-capacity-tlac-principles-and-term-sheet
.
Our capital

ratios

increased,

mainly

reflecting

a

decrease

in

risk-weighted

assets

(RWA).

Our

leverage

ratio

increased,
predominantly reflecting a decrease in the leverage ratio

denominator (the LRD).
Our common equity

tier 1 (CET1)

capital decreased

by USD 0.3bn

to USD 78.1bn,

mainly reflecting an

operating profit
before tax of USD 2.4bn,

more than offset by negative

effects from foreign currency translation

of USD 1.3bn, dividend
accruals of USD 0.6bn,

current tax expenses of

USD 0.5bn and amortization

of transitional CET1

purchase price allocation
(PPA) adjustments (interest rate and own credit) of USD

0.4bn (net of tax).

As

part

of

the

acquisition

of

the

Credit

Suisse

Group

in

2023,

the

assets

acquired

and

liabilities

assumed,

including
contingent

liabilities,

were

recognized

at

fair

value

as

of

the

acquisition

date

in

accordance

with

IFRS 3,
Business
Combinations
. The

PPA fair

value adjustments

required under

IFRS 3 were

recognized as

part of

negative goodwill

and
included effects on financial

instruments measured at amortized

cost, such as fair

value impacts from interest

rates and
own

credit,

that

are

expected

to

accrete

back

to

par

through

the

income

statement

as

the

instruments

are

held

to
maturity. Similar

own-credit-related effects have

also been

recognized as

part of

the PPA

adjustments on

financial liabilities
measured at

fair value.

As agreed

with the

Swiss

Financial

Market

Supervisory

Authority (FINMA),

a transitional

CET1
capital treatment

has been applied

for certain

of these fair

value adjustments, given

the substantially temporary

nature
of

the

IFRS-3-accounting-driven

effects.

As

such,

equity

reductions

under

IFRS

Accounting

Standards

of

USD 5.9bn
(before

tax)

and

USD 5.0bn

(net

of

tax)

as

of

the

acquisition

date

have

been

neutralized

for

CET1

capital

calculation
purposes, of which USD 1.0bn (net

of tax) relates to own-credit-related fair

value adjustments. The transitional treatment
is subject

to linear

amortization and

will be

reduced

to nil by

30 June 2027.

The amortization

of transitional

CET1 PPA
adjustments (interest rate and own credit) since

the acquisition date totaled USD 1.0bn (net of tax) as

of 31 March 2024,
an increase of USD 0.4bn (net of tax) in the first quarter

of 2024.
Our tier 1

capital increased

by USD 1.1bn

to USD 93.5bn,

reflecting an

increase in

additional tier 1

(AT1) capital,

partly
offset by the aforementioned decrease

in CET1 capital.

The AT1 capital increase was mainly

driven by the issuance of

two
AT1 capital instruments equivalent to a total of USD

1.5bn.
The TLAC available as

of 31 March 2024 included CET1

capital, AT1 capital and

non-regulatory capital elements of TLAC.
Under the Swiss

systemically relevant

bank framework, including

transitional arrangements,

TLAC excludes 45%

of the
gross unrealized gains on

debt instruments measured

at fair value through

other comprehensive income for

accounting
purposes, which

for regulatory

capital purposes

are measured

at the

lower of

cost or

market

value. This

amount

was
negligible as of 31 March 2024 but is included as available

TLAC in the KM2 table in this section.
Our available TLAC decreased by

USD 2.0bn to USD 197.5bn, mainly due

to a decrease in

TLAC-eligible senior unsecured
debt,

partly

offset

by

the

aforementioned

increase

in

tier 1

capital.

The

USD 3.1bn

decrease

in

TLAC-eligible

senior
unsecured debt mainly reflected

the call of USD 2.1bn equivalent

of TLAC-eligible senior unsecured

debt instruments, a
USD 1.9bn equivalent TLAC-eligible senior unsecured debt instrument that ceased to be eligible as gone concern capital
when we

issued a

notice of

redemption of

the instrument

in the

first quarter

of 2024,

a USD 2.4bn

senior unsecured
debt instrument that

was no longer TLAC

eligible due to its

residual tenor falling below

one year, and negative

impacts
from interest rate

risk hedge, foreign

currency translation

and other effects.

These decreases

were partly offset

by new
issuances totaling USD 5.4bn equivalent of TLAC-eligible

senior unsecured debt instruments.
During

the

first

quarter

of

2024,

RWA

decreased

by

USD 20.1bn

to

USD 526.4bn,

mainly

driven

by

decreases

of
USD 17.4bn in

credit risk

RWA, USD 3.2bn in

RWA related to

securitization exposures in

the banking

book and

USD 2.9bn
in counterparty credit risk RWA, partly offset by an increase of USD 3.0bn in market risk RWA.
The LRD decreased by USD 95.8bn to USD 1,599.6bn,

driven by currency effects of USD 56.3bn and asset size and other movements of USD 39.4bn.

31 March 2024 Pillar 3 Report |
UBS Group | Key metrics

5
The quarterly

average liquidity

coverage ratio

(the LCR)

of the

UBS Group

increased 4.6 percentage

points to

220.2%,
remaining above the prudential requirement communicated by FINMA. The movement in the quarterly average

LCR was
primarily driven by

an increase in

high-quality liquid assets

of USD 7.0bn to

USD 422.6bn, mostly driven

by higher cash
available

from

customer

deposits

and

loan

repayments.

The

average

net

cash

outflows

decreased

by

USD 0.7bn

to
USD 192.1bn,

reflecting

higher net

inflows from

securities

financing transactions

and lower

outflows from

derivatives
and loan commitments, which were partly offset by higher

net outflows from customer deposits and loans.

As

of

31 March

2024,

the

net

stable

funding

ratio

of

the

UBS

Group

increased

1.8 percentage

points

to

126.4%,
remaining above

the prudential

requirement communicated by

FINMA. Available stable

funding decreased

by USD 39.4bn
to USD 887.0bn,

mostly reflecting

decreases in

customer

deposits, debt

issued and

regulatory capital.

Required

stable
funding

decreased

by

USD 41.6bn

to

USD 701.6bn,

predominantly

reflecting

lower

lending

assets,

mainly

driven

by
negative currency effects.
KM1: Key metrics
USD m, except where indicated
31.3.24 31.12.23 30.9.23 30.6.23 31.3.23
1
Available capital (amounts)
1 Common Equity Tier 1 (CET1) 78,147 78,485 77,409 79,080 44,590
2 Tier 1 93,467 92,377 90,369 92,110 57,694
3 Total capital 93,467 92,378 90,369 92,110 58,182
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA) 526,437 546,505 546,491 556,603 321,660
4a Minimum capital requirement
2
42,115 43,720 43,719 44,528 25,733
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%) 14.84 14.36 14.16 14.21 13.86
6 Tier 1 ratio (%) 17.75 16.90 16.54 16.55 17.94
7 Total capital ratio (%) 17.75 16.90 16.54 16.55 18.09
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%) 2.50 2.50 2.50 2.50 2.50
9 Countercyclical buffer requirement (%) 0.15 0.14 0.15 0.11 0.09
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)
0.32 0.33 0.31 0.30 0.27
10 Bank G-SIB and / or D-SIB additional requirements (%) 1.00 1.00 1.00 1.00 1.00
11 Total of bank CET1 specific buffer requirements (%)
3
3.65 3.64 3.65 3.61 3.59
12 CET1 available after meeting the bank’s minimum capital requirements (%)
4
9.75 8.90 8.54 8.55 9.36
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure 1,599,646 1,695,403 1,615,817 1,677,877 1,014,446
14 Basel III leverage ratio (%)
5.84 5.45 5.59 5.49 5.69
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)

422,617 415,594 367,518 257,107 230,208
16 Total net cash outflow 192,106 192,760 187,256 144,973 142,160
16a of which: cash outflows 348,693 342,096 344,862 275,298 264,653
16b of which: cash inflows 156,588 149,336 157,606 130,325 122,493
17 LCR (%)
220.21 215.66 196.53 175.24 161.93
Net stable funding ratio (NSFR)
18 Total available stable funding 887,037

926,424

872,742

873,061

556,270
19 Total required stable funding 701,560

743,159

722,927

742,130

472,662
20 NSFR (%) 126.44

124.66

120.72

117.64

117.69
1 Reflects information prior to

the acquisition of the

Credit Suisse Group.

2 Calculated as 8% of

total RWA, based on

total capital minimum requirements,

excluding CET1 buffer requirements.

3 Excludes non-
BCBS capital buffer requirements for risk-weighted

positions that are directly or indirectly backed

by residential properties in Switzerland.

4 Represents the CET1 ratio that

is available to meet buffer requirements.
Calculated as the CET1 ratio

minus the BCBS CET1 capital

requirement and, where applicable,

minus the BCBS tier

2 capital requirement met

with CET1 capital.

5 Calculated after the application of

haircuts and
inflow and outflow rates, as well as,

where applicable, caps on Level 2 assets and cash inflows.

Calculated based on an average of 61 data points in the

first quarter of 2024 and 63 data points in the fourth quarter of 2023. For the prior-quarter data points, refer to

the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors,

for more information.
KM2: Key metrics – TLAC requirements (at resolution group level)
1
USD m, except where indicated
31.3.24 31.12.23 30.9.23 30.6.23 31.3.23
2
1 Total loss-absorbing capacity (TLAC) available

197,453

199,484

193,722

194,863

110,319
2 Total RWA at the level of the resolution group

526,437

546,505

546,491

556,603

321,660
3 TLAC as a percentage of RWA (%)

37.51

36.50

35.45

35.01

34.30
4 Leverage ratio exposure measure at the level of the resolution group

1,599,646

1,695,403

1,615,817

1,677,877

1,014,446
5 TLAC as a percentage of leverage ratio exposure measure (%)

12.34

11.77

11.99

11.61

10.87
6a
Does the subordination exemption in the antepenultimate

paragraph of
Section 11 of the FSB TLAC Term Sheet apply?
No
6b Does the subordination exemption in the penultimate paragraph of
Section 11 of the FSB TLAC Term Sheet apply?
No
6c If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognized as external
TLAC if no cap was applied (%)
N/A – Refer to our response to 6b.
1 Resolution group level is defined as the UBS Group AG consolidated level.

2 Reflects information prior to the acquisition of the Credit Suisse Group.

31 March 2024 Pillar 3 Report |
UBS Group | Overview of risk-weighted

assets

6
Overview of risk-weighted assets
Overview of RWA and capital requirements
The

OV1

table

below

provides

an

overview

of

our

risk-weighted

assets

(RWA)

and

the

related

minimum

capital
requirements by

risk type.

The table

presented is

based on

the respective

Swiss Financial

Market Supervisory

Authority
(FINMA) template and empty rows indicate current non-applicability to UBS.
During

the

first

quarter

of

2024,

RWA

decreased

by

USD 20.1bn

to USD 526.4bn,

mainly

driven

by

decreases

of
USD 17.4bn in

credit risk

RWA,

USD 3.2bn in

RWA related to

securitization exposures in

the banking

book and

USD 2.9bn
in counterparty credit risk (CCR) RWA,

partly offset by an increase of USD 3.0bn in market

risk RWA.
Credit

risk

RWA

decreased

by

USD 17.4bn,

mainly

driven

by

decreases

of

USD 9.7bn

related

to

currency

effects,
USD 7.0bn related to asset size and other movements,

as well as USD 0.7bn related to model updates and methodology changes. Asset size and other

movements decreased by USD 7.0bn,

mainly driven by our actions

to actively unwind the
Non-core and

Legacy portfolio,

in addition

to the

natural roll-off.

Furthermore, the

decrease was

driven by lower

RWA
on

loans

and

loan

commitments

in

Global

Wealth

Management

and

Personal

&

Corporate

Banking,

partly

offset

by
higher

RWA

from

the

high-quality

liquid

asset

portfolio

and

nostro

accounts

in

Group

Items.

Model

updates

and
methodology changes resulted

in a decrease of

USD 0.7bn, mainly reflecting an

RWA decrease of USD 1.5bn

related to
the recalibration of certain multipliers as a result of improvements to models, partly offset by RWA increases from model updates mainly related to income-producing real estate.
RWA related

to securitization

exposures in

the banking

book decreased

by USD 3.2bn,

mainly reflecting

our actions

to
actively unwind the portfolio, including the sale of USD

8bn of senior secured financing facilities to Apollo.
CCR RWA decreased by USD 2.9bn, mainly driven

by decreases of USD 2.4bn related to asset

size and other movements,
USD 0.6bn

related

to

currency

effects,

partly

offset

by

an

increase

of

USD 0.2bn

related

to

model

updates

and
methodology changes.

Asset size and

other movements

decreased by USD 2.4bn,

mainly due

to lower

RWA on

derivatives
in the Investment Bank.
Market risk RWA

increased by USD 3.0bn,

driven by

an increase of

USD 4.8bn related to

model updates and

methodology
changes,

primarily

reflecting

the

FINMA-approved

integration

of

time

decay

into

regulatory

value-at-risk

(VaR)

and
stressed

VaR

for

derivatives

with

optionality,

which

was

partly

offset

by

an

improvement

in

the

profit

and

loss
representation of

derivatives with

multiple underlyings.

This impact

was partly

offset by

a decrease

of USD 1.8bn

from
asset

size

and

other

movements

in

the

Investment

Bank

and

in

Non-core

and

Legacy
.

The

FINMA-agreed

temporary
measure that was

introduced in the

fourth quarter of

2022, and scheduled

to be lifted

with the implementation

of the
aforementioned changes, has not

yet been removed. The

temporary time decay RWA

buffer that was introduced

in the
third quarter of 2021 has dropped to an immaterial level.
The flow tables for credit risk,

CCR and market risk RWA below provide

further details about the movements

in RWA in
the first quarter of 2024.
›
Refer to the “Introduction and basis for preparation” section of this report for more information about the regulatory standards applied
›
Refer to the “Capital management” section of

the UBS Group first quarter 2024 report,

available under ”Quarterly reporting” at
ubs.com/investors
, for more information about capital management and

RWA, including details regarding movements in RWA
during the first quarter of 2024
›
Refer to “Note 2 Accounting for the acquisition

of the Credit Suisse Group” in the “Consolidated financial

statements” section of
the UBS Group first quarter 2024 report,

available under ”Quarterly reporting” at
ubs.com/investors , for more information about
the sale of senior secured financing facilities to Apollo

31 March 2024 Pillar 3 Report |
UBS Group | Overview of risk-weighted

assets

7
OV1: Overview of RWA
Minimum
capital
requirements
1
USD m 31.3.24 31.12.23 31.3.24
1 Credit risk (excluding counterparty credit risk)

262,330

279,723

20,986
2 of which: standardized approach (SA)

63,902

69,725

5,112
2a of which: non-counterparty-related risk

16,744

17,979

1,340
3 of which: foundation internal ratings-based (F-IRB) approach
4 of which: supervisory slotting approach

2,351

3,103

188
5 of which: advanced internal ratings-based (A-IRB) approach

196,078

206,896

15,686
6 Counterparty credit risk
2

39,989

42,862

3,199
7 of which: SA for counterparty credit risk (SA-CCR)

8,979

9,233

718
8 of which: internal model method (IMM)

15,968

17,273

1,277
8a of which: value-at-risk (VaR)

9,708

10,996

777
9 of which: other CCR

5,333

5,360

427
10 Credit valuation adjustment (CVA)

8,737

8,807

699
11 Equity positions under the simple risk-weight approach

6,201

5,454

496
12 Equity investments in funds – look-through approach

2,775

2,776

222
13 Equity investments in funds – mandate-based approach

1,057

823

85
14 Equity investments in funds – fallback approach

738

662

59
15 Settlement risk

338

523

27
16 Securitization exposures in banking book

9,671

12,831

774
17 of which: securitization internal ratings-based approach (SEC-IRBA)

5,753

7,000

460
18
of which: securitization external ratings-based approach (SEC-ERBA),

including internal assessment approach (IAA)

939

924

75
19 of which: securitization standardized approach (SEC-SA)

2,978

4,907

238
20 Market Risk

24,416

21,398

1,953
21 of which: standardized approach (SA)

512

509

41
22 of which: internal models approach (IMA)

23,904

20,889

1,912
23 Capital charge for switch between trading book and banking book
3
24 Operational risk

145,426

145,426

11,634
25 Amounts below thresholds for deduction (250% risk weight)
4

24,759

25,219

1,981
25a

of which: deferred tax assets

16,384

16,392

1,311
26 Floor adjustment
27 Total

526,437

546,505

42,115
1 Calculated

based on

8% of

RWA.

2 Excludes

settlement risk,

which is

separately reported

in line

15 “Settlement

risk.” Includes

RWA with

central counterparties.

The split

between the

sub-components of
counterparty credit risk refers to the calculation of the exposure measure.

3 Not applicable until the implementation of the final rules on the minimum capital requirements for market risk (the Fundamental

Review
of the Trading Book).

4 Includes items subject to threshold deduction treatment that do not exceed their respective threshold and are risk-weighted at 250%. Items subject to threshold deduction treatment include significant investments in common shares of non-consolidated financial institutions (banks, insurance and other financial entities), deferred tax assets arising from temporary differences, and mortgage servicing rights.
RWA flow statements of credit risk exposures under

the internal ratings-based approach
The

CR8

table

below

provides

a

breakdown

of

the

credit

risk

RWA

movements

in

the

first

quarter

of

2024

across
movement categories defined by the Basel Committee on Banking

Supervision (the BCBS).

Credit risk

RWA under

the internal

ratings-based (IRB)

approach decreased

by USD 11.6bn

to USD 198.4bn

during the
first quarter of 2024. This

balance includes credit

risk under the advanced

IRB approach, as well

as credit risk under

the
supervisory slotting approach.
Currency effects,

driven by the

strengthening of the

US dollar

against other major

currencies, resulted in

an RWA decrease
of USD 8.4bn.
Movements in asset size

decreased RWA by

USD 4.7bn, primarily driven by

our actions to actively

unwind the Non-core
and Legacy portfolio, in addition to

the natural roll-off and, to a

lesser extent,

by lower RWA from

loans in Global Wealth
Management.
Movements in asset quality,

including changes in risk

density across the overall

portfolio,

increased RWA by USD

0.5bn,
mainly due to changes in the risk

profile in Group Treasury and the

Investment Bank. This was partly offset

by decreases
in Global Wealth Management,

as well as in Personal & Corporate Banking,

where the risk profile improved slightly.
Model updates

resulted in

a reduction

of USD 0.7bn

,

mainly reflecting

an RWA

decrease

of USD 1.5bn

related to

the
recalibration

of certain

multipliers

as a

result of

improvements

to models,

partly

offset

by RWA

increases from

model
updates related to income-producing real estate.
Other

items

resulted

in

an

RWA

increase

of

USD 1.8bn,

primarily

reflecting

a

USD 3.0bn

overlay

for

uncertainties
associated with the alignment of models and RWA calculations in Credit Suisse platforms with those of UBS.
›
Refer to “Definitions of credit risk and counterparty credit risk RWA movement table components for CR8 and CCR7“ in the
“Credit risk” section of the 31 December 2023 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors , for
definitions of credit risk RWA movement table components

31 March 2024 Pillar 3 Report |
UBS Group | Overview of risk-weighted

assets

8
CR8: RWA flow statements of credit risk exposures under IRB
USD m
For the quarter
ended 31.3.24
1 RWA as of the beginning of the quarter

209,998
2 Asset size

(4,748)
3 Asset quality

529
4 Model updates

(737)
5 Methodology and policy
5a of which: regulatory add-ons
6 Acquisitions and disposals
7 Foreign exchange movements

(8,441)
8 Other

1,828
9 RWA as of the end of the quarter

198,429
RWA flow statements of counterparty credit risk exposures

under the internal model method and VaR
The CCR7 table below presents a flow statement

explaining changes in CCR RWA determined

under the internal model
method (the IMM) for derivatives and the VaR

approach for securities financing transactions

(SFTs

).
CCR RWA on derivatives under the IMM decreased

by USD 1.3bn to USD 16.0bn during the

first quarter of 2024. Asset
size movements

contributed to

an RWA

decrease of

USD 3.2bn, primarily due

to a

client-driven decrease in

the Investment
Bank

and

de-risking

of

Non-core

and

Legacy

assets.

Foreign

exchange

movements

resulted

in

an

RWA

decrease

of
USD 0.4bn. These decreases were partly offset by an increase of USD 2.2bn from asset quality movements, primarily due to changes in the average risk density in the Investment Bank and Non-core and Legacy.
CCR RWA on SFTs

under the VaR

approach decreased by

USD 1.3bn to USD 9.7bn

during the first

quarter of 2024.

An
RWA decrease of

USD 1.5bn from asset

quality movements

was primarily

driven by changes

in the average

risk density
in the

Investment Bank and

Group Items. Foreign

exchange movements resulted

in an

RWA decrease of

USD 0.1bn. These
decreases were partly offset by an increase of USD 0.2bn

due to asset size movements.
›
Refer to “Definitions of credit risk and counterparty credit risk

RWA movement table components for CR8 and CCR7” in

the
“Credit risk” section of the 31 December 2023 Pillar

3 Report, available under “Pillar 3 disclosures” at
ubs.com/investors , for
definitions of CCR RWA movement table components
CCR7: RWA flow statements of CCR exposures under the internal model method (IMM) and value-at-risk (VaR)

For the quarter ended 31.3.24
USD m Derivatives SFTs Total
Subject to IMM Subject to VaR
1 RWA as of the beginning of the quarter

17,273

10,996

28,270
2 Asset size

(3,180)

192

(2,988)
3 Credit quality of counterparties

2,157

(1,456)

701
4 Model updates

69

86

155
5
Methodology and policy

5a of which: regulatory add-ons
6 Acquisitions and disposals
7 Foreign exchange movements

(352)

(110)

(462)
8 Other
9 RWA as of the end of the quarter

15,968

9,708

25,676
RWA flow statements of market risk exposures under

an internal models approach
The three main components that contribute to market risk RWA are regulatory VaR, stressed value-at-risk (SVaR)

and the
incremental risk charge (the IRC). The VaR

and SVaR components

include the RWA charge for risks not

in VaR (RniV).

The MR2 table below provides

a breakdown of the movement

in market risk RWA in

the first quarter of 2024

under an
internal models approach across those components, pursuant

to the movement categories defined by the BCBS.

Market risk

RWA increased

by USD 3.0bn

to USD 23.9bn

in the

first quarter

of 2024,

driven by

an increase

that stems
from the FINMA-approved integration of time decay into regulatory

VaR and stressed VaR for derivatives with optionality,
which was partly offset by an improvement in the profit and loss representation of derivatives with multiple underlyings.
This impact

was partly

offset by

a decrease

in asset

size and

other movements.

The FINMA-agreed

temporary measure
that

was

introduced

in

the

fourth

quarter

of

2022,

and

scheduled

to

be

lifted

with

the

implementation

of

the
aforementioned changes, has not

yet been removed. The

temporary time decay RWA

buffer that was introduced

in the
third quarter of 2021 has dropped to an immaterial level.
The FINMA VaR multiplier derived

from backtesting exceptions for market

risk RWA was unchanged compared

with the
prior quarter, at 3.0, for both the UBS Group excluding

Credit Suisse and Credit Suisse.
›
Refer to “Definitions of market risk RWA movement table components for MR2”

in the “Market risk” section of the

31 December
2023 Pillar 3 Report, available under “Pillar 3 disclosures”

at
ubs.com/investors , for definitions of market risk RWA movement table components

31 March 2024 Pillar 3 Report |
UBS Group | Overview of risk-weighted

assets

9
MR2: RWA flow statements of market risk exposures under an IMA
1,2
USD m VaR Stressed VaR IRC CRM Other Total RWA
1 RWA as of 31.12.23

6,537

10,563

3,789

20,889
1a Regulatory adjustment

(4,026)

(5,850)

(198)

(10,074)
1b RWA at previous quarter-end (end of day)

2,510

4,714

3,591

10,814
2 Movement in risk levels

(1,175)

(1,937)

(740)

(3,852)
3 Model updates / changes

473

678

19

1,170
4 Methodology and policy

0

0

0

0
5 Acquisitions and disposals

0

0

0

0
6 Foreign exchange movements

0

0

0

0
7 Other

(119)

(309)

0

(428)
8a RWA at the end of the reporting period (end of day)

1,689

3,146

2,870

7,704
8b Regulatory adjustment

6,755

8,750

695

16,199
8c RWA as of 31.3.24

8,444

11,895

3,564

23,904
1 Components that describe

movements in RWA

are presented in italics.

2 The changes

in RWA amounts

over the reporting

period for each

of the key

drivers are based on

reasonable estimates of

the relevant
figures and the approach used might differ for UBS Group excluding Credit Suisse and Credit Suisse.

31 March 2024 Pillar 3 Report |
UBS Group | Going and gone concern requirements

and eligible capital

10
Going and gone concern requirements and eligible
capital
The table below provides details of the Swiss systemically relevant bank going and gone concern capital requirements as required by the Swiss Financial Market

Supervisory Authority (FINMA).
›
Refer to the “Capital management” section of

the UBS Group first quarter 2024 report, available under

”Quarterly reporting” at
ubs.com/investors , for more information about capital management
Swiss SRB going and gone concern requirements and information
As of 31.3.24 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.77
1

77,731

5.00
1

79,982
Common equity tier 1 capital

10.47

55,094

3.50
2

55,988
of which: minimum capital

4.50

23,690

1.50

23,995
of which: buffer capital

5.50

28,954

2.00

31,993
of which: countercyclical buffer

0.47

2,450
Maximum additional tier 1 capital

4.30

22,637

1.50

23,995
of which: additional tier 1 capital

3.50

18,425

1.50

23,995
of which: additional tier 1 buffer capital

0.80

4,211
Eligible going concern capital
Total going concern capital

17.75

93,467

5.84

93,467
Common equity tier 1 capital

14.84

78,147

4.89

78,147
Total loss-absorbing additional tier 1 capital
3

2.91

15,320

0.96

15,320
of which: high-trigger loss-absorbing additional tier 1 capital

2.68

14,103

0.88

14,103
of which: low-trigger loss-absorbing additional tier 1 capital

0.23

1,217

0.08

1,217
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73
7

56,460

3.75
7

59,987
of which: base requirement including add-ons for market share and LRD

10.73

56,460

3.75

59,987
Eligible gone concern capital
Total gone concern loss-absorbing capacity

19.75

103,986

6.50

103,986
Total tier 2 capital

0.10

537

0.03

537
of which: non-Basel III-compliant tier 2 capital

0.10

537

0.03

537
TLAC-eligible senior unsecured debt

19.65

103,449

6.47

103,449
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.49

134,191

8.75

139,969
Eligible total loss-absorbing capacity

37.51

197,453

12.34

197,453
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

526,437
Leverage ratio denominator

1,599,646
1 Includes applicable

add-ons of

1.44% for

risk-weighted assets

(RWA) and

0.50% for leverage

ratio denominator

(LRD).

2 Our

minimum CET1

leverage ratio

requirement of

3.50% consists

of a

1.5% base
requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement and a 0.25% market share add-on requirement based on our Swiss credit business.

3 Includes outstanding low-trigger loss-
absorbing additional tier 1 capital

instruments, which are

available under the Swiss

systemically relevant bank

framework to meet the

going concern requirements until their

first call date. As

of their first call date,
these instruments are eligible to meet the gone concern requirements.

4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum

gone concern requirement has been met with instruments

that have a remaining maturity of greater than

two years, all instruments that have a remaining maturity

of between
one and two years remain eligible to be included in the total gone concern capital.

5 From 1 January 2023, the resolvability discount on the gone concern capital requirements for systemically important banks (SIBs)
has been replaced

with reduced base

gone concern capital

requirements equivalent to

75% of the

total going concern requirements

(excluding countercyclical buffer

requirements).

6 As of July

2024, the Swiss
Financial Market Supervisory Authority

(FINMA) will have the

authority to impose a

surcharge of up to 25%

of the total going concern

capital requirements should obstacles

to an SIB’s

resolvability be identified in
future resolvability assessments.

7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.

31 March 2024 Pillar 3 Report |
UBS Group | Leverage ratio

11
Leverage ratio
Basel III leverage ratio
The Basel Committee on Banking Supervision (the BCBS)

leverage ratio, as summarized in the “KM1: Key

metrics“ table
in

section

2

of

this

report,

is

calculated

by

dividing

the

period-end

tier 1

capital

by

the

period-end

leverage

ratio
denominator (the LRD).
The LRD consists of on-balance sheet assets and off-balance sheet items based on IFRS Accounting Standards. Derivative exposures are

adjusted for

a number of

items, including

replacement values

and eligible

cash variation

margin netting,
the current

exposure method add-on

for potential

future exposure

and net

notional amounts

for written

credit derivatives.
The LRD also includes an additional charge for counterparty

credit risk related to securities financing transactions (SFTs).
The table below shows

the difference between total IFRS

Accounting Standards assets per the

IFRS Accounting Standards
consolidation scope and

the BCBS total

on-balance sheet exposures.

Those exposures are

the starting point

for calculating
the BCBS LRD, as shown in the

LR2 table in this section. The

difference is due to the application of

the regulatory scope
of consolidation

for the purpose

of the BCBS

calculation. In addition,

carrying amounts for

derivative financial instruments
and SFTs are deducted from

IFRS Accounting Standards total

assets. They are measured

differently under BCBS leverage
ratio rules and are therefore added back in separate

exposure line items in the LR2 table.
Difference between the Swiss systemically relevant bank

and BCBS leverage ratio
The LRD is

the same under

Swiss systemically relevant

bank (SRB) and

BCBS rules. However,

there is a

difference in

the
capital numerator between

the two

frameworks. Under BCBS

rules only

common equity tier 1

and additional tier 1

capital
are

included in

the numerator.

Under Swiss

SRB rules

UBS is

required

to meet

going and

gone concern

leverage ratio
requirements. Therefore,

depending on the requirement, the numerator includes tier

1 capital instruments, tier 2 capital
instruments and / or total loss-absorbing capacity-eligible

senior unsecured debt.

Reconciliation of IFRS Accounting Standards total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
USD m 31.3.24 31.12.23
On-balance sheet exposures
IFRS Accounting Standards total assets

1,607,120

1,717,246
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting

purposes but outside the
scope of regulatory consolidation

(18,932)

(19,086)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting purposes
but consolidated for regulatory purposes

2,842

3,235
Adjustment for fiduciary assets recognized on the balance

sheet pursuant to the operative accounting framework but excluded from the leverage ratio
exposure measure

Less carrying amount of derivative financial instruments in IFRS

Accounting Standards total assets

(200,221)

(218,540)
Less carrying amount of securities financing transactions in IFRS Accounting

Standards total assets

(154,776)

(154,017)
Adjustments to accounting values

323
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral

1,236,032

1,329,162
Asset amounts deducted in determining BCBS Basel III

tier 1 capital

(11,184)

(11,460)
Transitional CET1 purchase price allocation adjustments

3,872

4,211
Total on-balance sheet exposures (excluding derivatives and securities financing transactions)

1,228,720

1,321,913
During

the

first

quarter

of

2024, the

LRD

decreased

by

USD 95.8bn

to

USD 1,599.6bn,

driven

by currency

effects

of
USD 56.3bn and asset size and other movements of USD

39.4bn.
On-balance sheet exposures

(excluding derivatives and

securities financing transactions) decreased

by USD 93.2bn, driven
by currency

effects of

USD 47.9bn and

asset size

and other

movements of

USD 45.3bn. The

asset size

movement was
mainly due

to a

decrease

in

cash and

central

bank balances

driven by

repayment

of funding

from the

Swiss

National
Bank, lower lending balances and

trading portfolio assets mainly in

Non-core and Legacy, driven by

our actions to actively
unwind

the

portfolio,

in

addition

to

the

natural

roll-off,

including

the

conclusion

of

an

investment

management
agreement with

Apollo. These

decreases were

partly offset

by higher

trading portfolio

assets, mainly

in the Investment
Bank, driven by higher inventory held to hedge client positions.
Derivative exposures

increased by

USD 0.9bn, driven

by asset size

and other

movements of

USD 3.6bn,

partly offset by
currency effects of USD 2.8bn. The asset size movement

was mainly driven by higher exposures in the Investment

Bank.
Securities financing transactions increased by USD 1.0bn, driven by asset size and other movements of USD 4.4bn,

partly
offset

by

currency

effects

of

USD 3.4bn.

The

asset

size

movement

was

mainly

due

to

client-driven

increases

in

the
Investment Bank, partly offset by roll-offs of excess cash

re-investments in Group Treasury.
Off-balance sheet items decreased by USD 4.5bn,

driven by asset size and other movements of

USD 2.2bn and currency
effects of USD 2.2bn.The asset size movement was driven

by a decrease in commitments.

›
Refer to “Leverage ratio denominator” in the

“Capital management” section of the UBS Group first

quarter 2024 report, available
under ”Quarterly reporting” at ubs.com/investors , for more information

31 March 2024 Pillar 3 Report |
UBS Group | Leverage ratio

12
LR1: BCBS Basel III leverage ratio summary comparison
USD m 31.3.24 31.12.23
1 Total consolidated assets as per published financial statements

1,607,120

1,717,246
2
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting

purposes but outside the
scope of regulatory consolidation
1

(30,116)

(30,545)
3
Adjustment for fiduciary assets recognized on the balance

sheet pursuant to the operative accounting framework but excluded from the leverage
ratio exposure measure
4 Adjustments for derivative financial instruments

(71,237)

(90,417)
5
Adjustment for securities financing transactions (i.e., repos and similar secured lending)

11,694

11,422
6
Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)

75,471

79,927
7 Other adjustments

6,714

7,769
7a of which: Transitional CET1 purchase price allocation adjustments

3,872

4,211
7b
of which: consolidated entities under the regulatory scope

of consolidation

2,842

3,235
8 Leverage ratio exposure (leverage ratio denominator)

1,599,646

1,695,403
1 Includes assets that are deducted from tier 1 capital.

LR2: BCBS Basel III leverage ratio common disclosure
USD m, except where indicated 31.3.24 31.12.23
On-balance sheet exposures
1
On-balance sheet items (excluding derivatives and securities financing transactions (SFTs), but including collateral)

1,236,032

1,329,162
2 (Asset amounts deducted in determining Basel III Tier 1 capital)

(11,184)

(11,460)
2a Transitional CET1 purchase price allocation adjustments

3,872

4,211
3 Total on-balance sheet exposures (excluding derivatives and SFTs)

1,228,720

1,321,913
Derivative exposures
4
Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)

64,463

62,634
5
Add-on amounts for PFE associated with all derivatives transactions

106,572

107,548
6
Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework
7
(Deductions of receivables assets for cash variation margin provided in derivatives transactions)

(27,724)

(31,746)
8
(Exempted QCCP leg of client-cleared trade exposures)

(16,874)

(13,092)
9
Adjusted effective notional amount of all written credit

derivatives
1

94,456

132,275
10
(Adjusted effective notional offsets and add-on deductions for written credit derivatives)
2

(91,909)

(129,495)
11 Total derivative exposures

128,984

128,123
Securities financing transaction exposures
12
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions

255,498

259,336
13 (Netted amounts of cash payables and cash receivables of gross SFT assets)

(100,722)

(105,319)
14 CCR exposure for SFT assets

11,694

11,422
15 Agent transaction exposures
16 Total securities financing transaction exposures

166,470

165,439
Other off-balance sheet exposures
17 Off-balance sheet exposure at gross notional amount

290,690

311,745
18 (Adjustments for conversion to credit equivalent amounts)

(215,219)

(231,818)
19 Total off-balance sheet items

75,471

79,927
Total exposures (leverage ratio denominator)

1,599,646

1,695,403
Capital and total exposures (leverage ratio denominator)
20 Tier 1 capital

93,467

92,377
21 Total exposures (leverage ratio denominator)

1,599,646

1,695,403
Leverage ratio
22
Basel III leverage ratio (%)

5.8

5.4
1 Includes protection sold,

including agency transactions.

2 Protection sold can

be offset with

protection bought on

the same underlying

reference entity,

provided that the

conditions according

to the Basel

III
leverage ratio framework and disclosure requirements are met.

31 March 2024 Pillar 3 Report |
UBS Group | Liquidity and funding

13
Liquidity and funding
Liquidity coverage ratio
We monitor the liquidity coverage

ratio (the LCR) in all significant currencies

in order to manage any currency

mismatch
between high-quality liquid assets (HQLA) and the net expected cash outflows in times of stress.
Pillar 3 disclosure requirement First quarter 2024 report section Disclosure First quarter 2024 report page number
Concentration of funding sources Balance sheet and off-balance sheet Liabilities, by product and currency 51
High-quality liquid assets
HQLA must be

easily and immediately convertible

into cash at little

or no loss

of value, especially during

a period of stress.
HQLA are

assets that

are

of low

risk and

are

unencumbered.

Other characteristics

of HQLA

are

ease and

certainty

of
valuation, low

correlation with

risky assets,

listing of

the assets

on a developed

and recognized

exchange, existence

of
an active and sizable

market for the

assets, and low volatility.

Our HQLA predominantly

consist of assets that

qualify as
Level 1 in the LCR framework, including cash, central bank

reserves and government bonds.

High-quality liquid assets (HQLA)
Average 1Q24
1
Average 4Q23
1
USD bn, except where indicated
Level 1
weighted
liquidity
value
2
Level 2
weighted
liquidity
value
2
Total
weighted
liquidity
value
2
Level 1
weighted
liquidity
value
2
Level 2
weighted
liquidity
value
2
Total
weighted
liquidity
value
2
Cash balances
3

311.7

311.7

297.8

297.8
Securities (on- and off-balance sheet)

83.9

27.0

110.9

92.4

25.4

117.8
Total HQLA
4

395.6

27.0

422.6

390.2

25.4

415.6
1 Calculated based on an average of 61 data points in the first quarter of 2024 and 63 data points in the fourth quarter of 2023.

2 Calculated after the application of haircuts and, where applicable, caps on Level 2 assets.

3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.

4 Calculated in accordance with FINMA requirements.
LCR development during the first quarter of 2024

The quarterly average LCR

of the UBS

Group increased 4.6 percentage points to

220.2%, remaining above the

prudential
requirement communicated by the Swiss Financial

Market Supervisory Authority (FINMA).
The movement in the quarterly average LCR was primarily driven by an increase in HQLA of USD 7.0bn to USD 422.6bn, mostly

driven

by

higher

cash

available

from

customer

deposits

and

loan

repayments.

The

average

net

cash

outflows
decreased by USD 0.7bn to

USD 192.1bn, reflecting higher net

inflows from securities financing

transactions and lower
outflows from derivatives

and loan

commitments, which were

partly offset

by higher

net outflows

from customer deposits
and loans.

31 March 2024 Pillar 3 Report |
UBS Group | Liquidity and funding

14
LIQ1: Liquidity coverage ratio
Average 1Q24
1
Average 4Q23
1
USD bn, except where indicated
Unweighted
value
Weighted
value
2
Unweighted
value
Weighted
value
2
High-quality liquid assets (HQLA)
1 Total HQLA

427.7

422.6

420.4

415.6
Cash outflows
2 Retail deposits and deposits from small business customers

353.7

40.8

348.8

39.9
3 of which: stable deposits

31.7

1.1

32.4

1.2
4 of which: less stable deposits

322.0

39.7

316.4

38.8
5 Unsecured wholesale funding

288.2

143.5

278.3

138.0
6 of which: operational deposits (all counterparties)

71.2

17.7

71.1

17.6
7 of which: non-operational deposits (all counterparties)

199.8

108.7

190.4

103.5
8 of which: unsecured debt

17.2

17.2

16.9

16.9
9 Secured wholesale funding

79.6

71.9
10 Additional requirements:

213.9

49.4

232.6

54.5
11 of which: outflows related to derivatives and other transactions

102.3

25.4

110.4

27.8
12 of which: outflows related to loss of funding on debt products
3

0.3

0.3

0.2

0.2
13 of which: committed credit and liquidity facilities

111.3

23.7

122.0

26.5
14 Other contractual funding obligations

24.5

23.7

27.7

26.9
15 Other contingent funding obligations

391.1

11.7

384.1

10.9
16 Total cash outflows

348.7

342.1
Cash inflows
17 Secured lending

248.2

89.6

240.7

78.8
18 Inflows from fully performing exposures

84.6

38.3

88.4

40.7
19 Other cash inflows

28.7

28.7

29.8

29.8
20 Total cash inflows

361.6

156.6

358.9

149.3
Average 1Q24
1
Average 4Q23
1
USD bn, except where indicated
Total adjusted
value
4
Total adjusted
value
4
Liquidity coverage ratio (LCR)
21 Total HQLA

422.6

415.6
22 Net cash outflows

192.1

192.8
23 LCR (%)

220.2

215.7
1 Calculated based

on an average

of 61 data

points in the

first quarter of

2024 and

63 data points

in the fourth

quarter of 2023.

2 Calculated after

the application of

haircuts and inflow

and outflow rates.

3 Includes outflows related to loss of funding on asset

-backed securities, covered bonds,

other structured financing instruments, asset-backed

commercial papers, structured entities (conduits),

securities investment
vehicles and other such financing facilities.

4 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | Introduction

15
Significant regulated subsidiaries
and sub-groups
Introduction
Scope of disclosures in this section
The

sections

below

include

capital

and

other

regulatory

information

as

of

31 March

2024

for

UBS AG

consolidated,
UBS AG

standalone,

UBS Switzerland AG

standalone,

UBS Europe SE

consolidated,

UBS Americas Holding LLC
consolidated,

Credit

Suisse AG

consolidated,

Credit

Suisse AG

standalone,

Credit

Suisse

(Schweiz) AG

consolidated,
Credit

Suisse

(Schweiz)

AG standalone,

Credit

Suisse

International

standalone

and

Credit

Suisse

Holdings

(USA),

Inc.
consolidated.

Capital

information

in

the

following

sections

is

based

on

Pillar 1

capital

requirements.

Entities

may

be
subject to significant additional

Pillar 2 requirements, which represent additional

amounts of capital considered

necessary
and are agreed with regulators based on the risk profile

of the respective entity.

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | UBS AG consolidated

16
UBS AG consolidated
Key metrics of the first quarter of 2024
The

table

below

is

based

on

Basel

Committee

on

Banking

Supervision

(BCBS)

Basel III

rules

and

IFRS

Accounting
Standards.
During

the

first

quarter

of 2024,

tier 1

capital

increased

by

USD 1.4bn

to

USD 58.1bn.

Common

equity

tier 1

(CET1)
capital decreased by USD 0.3bn to USD 43.9bn, primarily as the operating profit before tax of USD 1.4bn was more

than
offset by

negative effects

from foreign

currency translation of

USD 0.8bn, current

tax expenses

of USD 0.4bn

and dividend
accruals of USD 0.4bn. Additional

tier 1 (AT1) capital issued by

the Group and on

lent to UBS AG increased

by USD 1.7bn
to USD 14.2bn, mainly reflecting the issuance of two AT1

capital instruments equivalent to a total of USD 1.5bn.

Risk-weighted assets

(RWA) decreased

by USD 5.2bn

to USD 328.7bn

during the first

quarter of 2024,

primarily driven
by a decrease

in credit and

counterparty credit risk

RWA,

partly offset by

increases

in operational risk

RWA and

market
risk RWA.

During the first quarter of 2024, the leverage ratio

denominator (the LRD) decreased by USD 25.8bn to

USD 1,078.6bn,
driven by currency effects

of USD 33.2bn, partly offset

by asset size and

other movements of USD

7.4bn. The asset size
movement was mainly driven by higher derivative exposures, trading portfolio assets and securities financing transaction exposures, partly offset by lower lending balances.

Correspondingly, the CET1 capital ratio of

UBS AG consolidated increased to 13.3% from

13.2%, reflecting the decrease
in RWA, partly offset by the

decrease in CET1 capital.

The Basel III leverage ratio increased to 5.4%

from 5.1%, reflecting
the increase in tier 1 capital and lower leverage ratio exposure.
In the

first quarter

of 2024,

the quarterly

average liquidity

coverage ratio

(the LCR)

of UBS AG

consolidated

increased
1.7 percentage

points

to 191.4%.

The

movement

in

the

quarterly

average

LCR was

driven

by a

decrease

in

net

cash
outflows, partly

offset by

a decrease

in high-quality

liquid assets

(HQLA). The

average net

cash outflows

decreased by
USD 3.0bn to USD 131.3bn, reflecting higher net inflows from securities financing transactions and lower outflows from derivatives and loan

commitments, partly offset

by higher outflows

from customer deposits.

The average HQLA

decreased
by USD 3.5bn to USD 251.0bn, mainly driven by lower

cash available due to higher investment in

trading portfolio assets
and a decrease in debt issued,

as well as shifts into non-HQLA

securities financing transactions. The decrease

was partly
offset by

an increase

in cash

available resulting

from customer

deposits and

loan repayments,

as well as

a reduction

in
lending to Credit Suisse.

As of 31 March 2024, the net

stable funding ratio of UBS AG consolidated

increased 2.0 percentage points to 121.6%.
Required

stable

funding

decreased

by

USD 19.1bn

to

USD 484.7bn,

mainly

driven

by

lower

lending

assets,

primarily
reflecting negative

currency effects

,

and a

reduction in

lending to

Credit Suisse.

Available stable

funding decreased

by
USD 13.3bn to USD 589.3bn, mainly driven by lower customer

deposits, predominantly due to negative currency effects,
and lower debt issued.

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | UBS AG consolidated

17
KM1: Key metrics
USD m, except where indicated
31.3.24 31.12.23 30.9.23 30.6.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

43,863

44,130

43,378

43,300
2 Tier 1

58,067

56,628

55,037

55,017
3 Total capital

58,067

56,629

55,038

55,017
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

328,732

333,979

321,134

323,406
4a Minimum capital requirement
1

26,299

26,718

25,691

25,873
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

13.34

13.21

13.51

13.39
6 Tier 1 ratio (%)

17.66

16.96

17.14

17.01
7 Total capital ratio (%)

17.66

16.96

17.14

17.01
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.14

0.13

0.13

0.10
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.30

0.32

0.30

0.29
10 Bank G-SIB and / or D-SIB additional requirements (%)
2
11 Total of bank CET1 specific buffer requirements (%)
3

2.64

2.63

2.63

2.60
12 CET1 available after meeting the bank’s minimum capital requirements (%)
4

8.84

8.71

9.01

8.89
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

1,078,591

1,104,408

1,042,106

1,048,313
14 Basel III leverage ratio (%)

5.38

5.13

5.28

5.25
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)

251,041

254,516

230,909

224,849
16 Total net cash outflow

131,296

134,300

130,956

131,535
16a of which: cash outflows

268,701

256,881

254,122

258,700
16b of which: cash inflows

137,405

122,582

123,166

127,165
17 LCR (%) 191.38 189.71 176.56 170.94
Net stable funding ratio (NSFR)
18 Total available stable funding 589,263 602,565

568,509

564,491
19 Total required stable funding 484,727

503,782

467,130

477,615
20 NSFR (%) 121.57 119.61

121.70

118.19
1 Calculated as 8% of total RWA, based

on total capital minimum requirements,

excluding CET1 buffer requirements.

2 Swiss SRB going and gone concern

requirements and information for UBS AG

consolidated
are provided below in this section.

3 Excludes non-BCBS capital buffer requirements for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.

4 Represents the CET1
ratio that is available

to meet buffer requirements.

Calculated as the CET1 ratio

minus the BCBS CET1

capital requirement and, where

applicable, minus

the BCBS tier 2 capital

requirement met with CET1

capital.

5 Calculated after the application of haircuts and inflow and outflow rates, as well as,

where applicable, caps on Level 2 assets and cash inflows. Calculated based on an average of 61 data points in the first quarter
of 2024 and 63 data points in the fourth quarter of 2023.

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | UBS AG consolidated

18
Swiss systemically relevant bank going and gone concern

requirements and information

The tables below

provide details of

the Swiss systemically

relevant bank RWA-

and LRD-based going

and gone concern
requirements and information as required by the Swiss Financial

Market Supervisory Authority (FINMA).
More information about

the going and

gone concern requirements

is provided in

the “UBS AG

consolidated total

loss-
absorbing capacity and leverage ratio information”

section of the UBS AG Annual Report 2023, available under “Annual reporting” at
ubs.com/investors.
Swiss SRB going and gone concern requirements and information
As of 31.3.24 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.74
1

48,464

5.00
1

53,930
Common equity tier 1 capital

10.44

34,329

3.50
2

37,751
of which: minimum capital

4.50

14,793

1.50

16,179
of which: buffer capital

5.50

18,080

2.00

21,572
of which: countercyclical buffer

0.44

1,456
Maximum additional tier 1 capital

4.30

14,135

1.50

16,179
of which: additional tier 1 capital

3.50

11,506

1.50

16,179
of which: additional tier 1 buffer capital

0.80

2,630
Eligible going concern capital
Total going concern capital

17.66

58,067

5.38

58,067
Common equity tier 1 capital

13.34

43,863

4.07

43,863
Total loss-absorbing additional tier 1 capital

4.32

14,204

1.32

14,204
of which: high-trigger loss-absorbing additional tier 1 capital

3.95

12,988

1.20

12,988
of which: low-trigger loss-absorbing additional tier 1 capital
3

0.37

1,216

0.11

1,216
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73

35,257

3.75

40,447
of which: base requirement including add-ons for market share and LRD

10.73

7

35,257

3.75

7

40,447
Eligible gone concern capital
Total gone concern loss-absorbing capacity

16.66

54,773

5.08

54,773
Total tier 2 capital

0.16

537

0.05

537
of which: non-Basel III-compliant tier 2 capital

0.16

537

0.05

537
TLAC-eligible unsecured debt

16.50

54,236

5.03

54,236
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.47

83,721

8.75

94,377
Eligible total loss-absorbing capacity

34.33

112,840

10.46

112,840
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

328,732
Leverage ratio denominator

1,078,591
1 Includes

applicable add-ons

of 1.44%

for risk-weighted

assets (RWA)

and 0.50%

for leverage

ratio denominator

(LRD).

2 Our

minimum CET1

leverage ratio

requirement of

3.5% consists

of a

1.5% base
requirement, a 1.5%

base buffer capital

requirement, a 0.25%

LRD add-on requirement

and a 0.25%

market share

add-on requirement based

on our

Swiss credit business.

3 Existing outstanding

low-trigger
additional tier 1 capital instruments qualify as going concern capital at the UBS AG consolidated level, as agreed with FINMA, until their first call date.

As of their first call date, these instruments are eligible to meet the gone concern

requirements.

4 A maximum of

25% of the

gone concern requirements

can be met

with instruments that

have a remaining

maturity of between

one and two

years. Once at

least 75% of

the
minimum gone concern requirement

has been met with

instruments that have a remaining

maturity of greater than

two years, all

instruments that have a

remaining maturity of between one

and two years remain
eligible to be included in the total gone

concern capital.

5 From 1 January 2023, the

resolvability discount on the gone concern

capital requirements for systemically important banks (SIBs)

has been replaced with
reduced base gone

concern capital requirements

equivalent to 75%

of the total

going concern requirements

(excluding countercyclical buffer

requirements).

6 As of

July 2024, FINMA

will have the

authority to
impose a surcharge of up to 25% of the

total going concern capital requirements should

obstacles to an SIB’s resolvability

be identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08%
for RWA and 0.38% for LRD.

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | UBS AG consolidated

19
Swiss SRB going and gone concern information
USD m, except where indicated 31.3.24 31.12.23
Eligible going concern capital
Total going concern capital

58,067

56,628
Total tier 1 capital

58,067

56,628
Common equity tier 1 capital

43,863

44,130
Total loss-absorbing additional tier 1 capital

14,204

12,498
of which: high-trigger loss-absorbing additional tier 1 capital

12,988

11,286
of which: low-trigger loss-absorbing additional tier 1 capital

1,216

1,212
Eligible gone concern capital
Total gone concern loss-absorbing capacity

54,773

54,458
Total tier 2 capital

537

538
of which: non-Basel III-compliant tier 2 capital

537

538
TLAC-eligible unsecured debt

54,236

53,920
Total loss-absorbing capacity
Total loss-absorbing capacity

112,840

111,086
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

328,732

333,979
Leverage ratio denominator

1,078,591

1,104,408
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

17.7

17.0
of which: common equity tier 1 capital ratio

13.3

13.2
Gone concern loss-absorbing capacity ratio

16.7

16.3
Total loss-absorbing capacity ratio

34.3

33.3
Leverage ratios (%)
Going concern leverage ratio

5.4

5.1
of which: common equity tier 1 leverage ratio

4.1

4.0
Gone concern leverage ratio

5.1

4.9
Total loss-absorbing capacity leverage ratio

10.5

10.1

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | UBS AG standalone

20
UBS AG standalone
Key metrics of the first quarter of 2024
The

table

below

is

based

on

Basel

Committee

on

Banking

Supervision

(BCBS)

Basel III

rules

and

IFRS

Accounting
Standards.
During

the

first

quarter

of 2024,

tier 1

capital

increased

by

USD 1.1bn

to

USD 66.2bn.

Common

equity

tier 1

(CET1)
capital decreased by USD 0.6bn to USD 52.0bn,

primarily as operating profit was more than

offset by dividend accruals.
Additional tier 1 (AT1) capital issued

by the Group and

on lent to UBS AG increased

by USD 1.7bn to USD 14.2bn, mainly
reflecting the issuance of two AT1 capital instruments equivalent to a total of USD 1.5bn.

Phase-in risk-weighted assets (RWA)

increased by USD 2.7bn to USD

356.8bn during the first quarter

of 2024, primarily
driven by increases in participation RWA, operational

risk RWA, and market risk RWA, partly

offset by a decrease in credit
and counterparty credit risk RWA.
The

Leverage

ratio

denominator

(the

LRD)

decreased

by

USD 2.6bn

to

USD 641.3bn,

driven

by

currency

effects

of
USD 12.2bn,

partly offset by asset size and other movements of USD 9.6bn. The asset size movement was mainly driven
by higher

derivative exposures,

securities financing

transaction exposures,

trading portfolio

assets and

cash and

central
bank balances,

partly offset by lower lending balances.
Correspondingly, the CET1 capital ratio of UBS AG standalone decreased to 14.6% from 14.8%, reflecting the decrease
in

CET1

capital

and

the

increase

in

RWA.

The

firm’s

Basel III

leverage

ratio

increased

to

10.3%

from

10.1%,

mainly
reflecting the increase in tier 1 capital.
In

the

first

quarter

of

2024,

the

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

UBS AG

standalone

increased
8.5 percentage

points to

268.7%,

remaining

above

the

prudential

requirement

communicated

by

the

Swiss

Financial
Market Supervisory Authority

(FINMA). The movement

in the quarterly

average LCR was

mainly driven by

a decrease

in
net cash outflows of

USD 4.3bn to USD 46.1bn, reflecting

higher net inflows from

securities financing transactions and
higher

inflows

from

intercompany

loans,

partly

offset

by

higher

outflows

from

higher

intercompany

and

customer
deposits. The effect of the decrease in average net

cash outflows was partly offset by a decrease

in average high-quality
liquid

assets

(HQLA)

of

USD 6.2bn

to

USD 123.7bn,

mainly

due

to

an

increase

in

trading

portfolio

assets,

non-HQLA
securities financing transactions and lower debt issued at fair value, partly offset by a reduction in lending to subsidiaries and Credit Suisse, as well as a decrease in net lending to

customers.
As

of

31 March

2024,

the

net

stable

funding

ratio

increased

3.5

percentage

points

to

95.2%,

remaining

above

the
prudential requirement

communicated by

FINMA. Required

stable funding

decreased by

USD 16.6bn to

USD 288.3bn,
mainly driven by lower lending assets, primarily

reflecting negative currency effects,

and a reduction in lending to Credit
Suisse. Available stable funding decreased by USD 5.2bn

to USD 274.6bn, mainly driven by lower debt issued.

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | UBS AG standalone

21
KM1: Key metrics
USD m, except where indicated
31.3.24 31.12.23 30.9.23 30.6.23 31.3.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

51,971

52,553

53,107

53,904

53,476
2 Tier 1

66,175

65,051

64,767

65,622

65,791
3 Total capital

66,175

65,052

64,767

65,622

66,279
Risk-weighted assets (amounts)
1
4 Total risk-weighted assets (RWA)

356,821

354,083

347,514

343,374

348,235
4a Minimum capital requirement
2

28,546

28,327

27,801

27,470

27,859
Risk-based capital ratios as a percentage of RWA
1
5 CET1 ratio (%)

14.56

14.84

15.28

15.70

15.36
6 Tier 1 ratio (%)

18.55

18.37

18.64

19.11

18.89
7 Total capital ratio (%)

18.55

18.37

18.64

19.11

19.03
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.12

0.12

0.11

0.09

0.08
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.00

0.00

0.00

0.00

0.00
10 Bank G-SIB and / or D-SIB additional requirements (%)
3
11 Total of bank CET1 specific buffer requirements (%)
4

2.62

2.62

2.61

2.59

2.58
12 CET1 available after meeting the bank’s minimum capital requirements (%)
5

10.06

10.34

10.64

11.11

10.86
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

641,315

643,939

608,933

606,158

589,317
14 Basel III leverage ratio (%)

10.32

10.10

10.64

10.83

11.16
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)

123,742

129,961

109,248

97,726

98,761
16 Total net cash outflow

46,115

50,376

48,781

47,083

52,382
16a of which: cash outflows

174,814

163,836

160,990

160,163

163,526
16b of which: cash inflows

128,700

113,460

112,210

113,080

111,144
17 LCR (%) 268.69

260.16

225.93

207.98

189.11
Net stable funding ratio (NSFR)
7
18 Total available stable funding 274,568 279,758

263,737

253,927

254,983
19 Total required stable funding 288,322 304,938

279,160

283,937

288,991
20 NSFR (%) 95.23 91.74 94.48 89.43 88.23
1 Based on phase-in

rules for RWA.

Refer to “Swiss

SRB going and

gone concern requirements

and information” below

for more information.

2 Calculated as 8%

of total RWA,

based on total

capital minimum
requirements, excluding CET1 buffer requirements.

3 Swiss SRB going and gone concern requirements and information for UBS AG standalone are provided below in this section.

4 Excludes non-BCBS capital buffer
requirements for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.

5 Represents the CET1 ratio that is available to meet buffer requirements. Calculated as the CET1 ratio minus the BCBS CET1 capital requirement and,

where applicable, minus the BCBS tier 2

capital requirement met with CET1 capital.

6 Calculated after the application of haircuts and inflow

and outflow rates,
as well as, where

applicable, caps on Level

2 assets and cash

inflows. Calculated based on

an average of

61 data points in the

first quarter of 2024

and 63 data points

in the fourth quarter of

2023. For the

prior-
quarter data points, refer to the

respective Pillar 3 Report, available under

“Pillar 3 disclosures” at ubs.com/investors,

for more information.

7 In accordance with Art. 17h para.

3 and 4 of the Liquidity Ordinance,
UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding.

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | UBS AG standalone

22
Swiss systemically relevant bank going and gone concern

requirements and information

The tables below

provide details of

the Swiss systemically

relevant bank RWA-

and LRD-based going

and gone concern
requirements and

information as

required by

FINMA. Details

regarding eligible

gone concern

instruments are

provided
below.
UBS AG standalone

is subject

to a

gone concern capital

requirement based

on the sum

of: (i) the

nominal value

of the
gone concern

instruments issued

by UBS

entities and

held by

the parent

firm; (ii) 75%

of the

capital requirements

resulting
from third-party exposure

on a standalone

basis; and (iii) a

buffer requirement equal

to 30% of

the Group’s gone

concern
capital requirement

on UBS

AG’s consolidated

exposure.

As of

1 January

2024, the

buffer requirement

has been

fully
phased in. The gone

concern capital coverage ratio reflects how

much gone concern capital is

available to meet the gone
concern requirement. Outstanding

high- and low-trigger

loss-absorbing tier 2 capital

instruments, non-Basel III-compliant
tier 2 capital instruments and total loss-absorbing capacity-eligible unsecured debt instruments are eligible to meet gone concern requirements until one year before maturity.
More information about

the going and

gone concern requirements

is provided

in the “UBS

AG standalone”

section of
the 31 December 2023 Pillar 3 Report, available under “Pillar

3 disclosures” at
ubs.com/investors.
Swiss SRB going and gone concern requirements and information
As of 31.3.24 RWA, phase-in RWA, fully applied as of 1.1.28 LRD
USD m, except where indicated in % in % in %
Required going concern capital
Total going concern capital

14.42
1

51,437

14.42
1

56,616

5.00
1

32,066
Common equity tier 1 capital

10.12

36,094

10.12

39,728

3.50

22,446
of which: minimum capital

4.50

16,057

4.50

17,674

1.50

9,620
of which: buffer capital

5.50

19,625

5.50

21,601

2.00

12,826
of which: countercyclical buffer

0.12

412

0.12

454
Maximum additional tier 1 capital

4.30

15,343

4.30

16,888

1.50

9,620
of which: additional tier 1 capital

3.50

12,489

3.50

13,746

1.50

9,620
of which: additional tier 1 buffer capital

0.80

2,855

0.80

3,142
Eligible going concern capital
Total going concern capital

18.55

66,175

16.85

66,175

10.32

66,175
Common equity tier 1 capital

14.56

51,971

13.23

51,971

8.10

51,971
Total loss-absorbing additional tier 1 capital

3.98

14,204

3.62

14,204

2.21

14,204
of which: high-trigger loss-absorbing additional tier 1 capital

3.64

12,988

3.31

12,988

2.03

12,988
of which: low-trigger loss-absorbing additional tier 1 capital

0.34

1,216

0.31

1,216

0.19

1,216
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

356,821

392,745
Leverage ratio denominator

641,315
Required gone concern capital
2
Higher of RWA-

or LRD-based
Total gone concern loss-absorbing capacity

51,726
Eligible gone concern capital
Total gone concern loss-absorbing capacity

54,768
Gone concern capital coverage ratio

105.88
1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.50% for leverage ratio denominator (LRD).

2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has

been met with instruments that have a remaining maturity of greater than two years, all
instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | UBS AG standalone

23
Swiss SRB going and gone concern information
USD m, except where indicated 31.3.24 31.12.23
Eligible going concern capital
Total going concern capital

66,175

65,051
Total tier 1 capital

66,175

65,051
Common equity tier 1 capital

51,971

52,553
Total loss-absorbing additional tier 1 capital

14,204

12,498
of which: high-trigger loss-absorbing additional tier 1 capital

12,988

11,286
of which: low-trigger loss-absorbing additional tier 1 capital

1,216

1,212
Eligible gone concern capital
Total gone concern loss-absorbing capacity

54,768

54,452
Total tier 2 capital

532

533
of which: non-Basel III-compliant tier 2 capital

532

533
TLAC-eligible unsecured debt

54,236

53,920
Total loss-absorbing capacity
Total loss-absorbing capacity

120,943

119,504
Denominators for going and gone concern ratios
Risk-weighted assets, phase-in

356,821

354,083
of which: investments in Switzerland-domiciled subsidiaries
1

41,763

43,448
of which: investments in foreign-domiciled subsidiaries
1

129,171

121,374
Risk-weighted assets, fully applied as of 1.1.28

392,745

399,369
of which: investments in Switzerland-domiciled subsidiaries
1

45,395

48,276
of which: investments in foreign-domiciled subsidiaries
1

161,463

161,832
Leverage ratio denominator

641,315

643,939
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in

18.5

18.4
of which: common equity tier 1 capital ratio, phase-in

14.6

14.8
Going concern capital ratio, fully applied as of 1.1.28

16.8

16.3
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28

13.2

13.2
Leverage ratios (%)
Going concern leverage ratio

10.3

10.1
of which: common equity tier 1 leverage ratio

8.1

8.2
Capital coverage ratio (%)
Gone concern capital coverage ratio

105.9

112.5
1 Net exposures

for direct and

indirect investments

including holding of

regulatory capital instruments

in Switzerland-domiciled subsidiaries

and for direct

and indirect investments

including holding of

regulatory
capital instruments in

foreign-domiciled subsidiaries

are risk-weighted at

230% and 320%,

respectively, for

the current year.

Risk weights will

gradually increase by

5 percentage points per

year for Switzerland-
domiciled investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively,

are applied.

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | UBS Switzerland AG standalone

24
UBS Switzerland AG standalone
Key metrics of the first quarter of 2024
The

table

below

is

based

on

Basel

Committee

on

Banking

Supervision

(BCBS)

Basel III

rules

and

IFRS

Accounting
Standards.
During the first quarter

of 2024, common equity

tier 1 capital increased by

CHF 0.1bn to CHF 12.6bn,

mainly driven by
operating profit, largely offset by dividend accruals.

Total risk-weighted assets (RWA) increased by CHF 4.2bn

to CHF 111.3bn, mainly driven by higher RWA from credit and
counterparty credit risk.
The leverage ratio denominator (the LRD) increased

by CHF 7.1bn to CHF 337.7bn, mainly due to an

increase in lending
balances.
The quarterly average

liquidity coverage

ratio of UBS Switzerland

AG remained stable

at 142.5%, remaining

above the
prudential requirement communicated by

the Swiss Financial

Market Supervisory Authority

(FINMA). Average high-quality
liquid assets (HQLA)

increased by CHF 1.2bn

to CHF 77.5bn, due

to proceeds from

covered bonds issued.

The effect

of
higher HQLA was offset by a CHF 0.8bn increase in average net cash outflows, mainly driven by higher average outflows
from intercompany deposits.
As

of

31 March

2024,

the

net

stable

funding

ratio

of

UBS Switzerland AG

remained

largely

unchanged

at

134.6%,
remaining

above

the

prudential

requirement

communicated

by

FINMA.

Required

stable

funding

remained

largely
unchanged at CHF 166.8bn. Available stable funding increased by CHF 1.9bn to CHF 224.6bn, driven by higher deposits
and debt issued, partly offset by lower regulatory capital.
KM1: Key metrics
CHF m, except where indicated
31.3.24 31.12.23 30.9.23 30.6.23 31.3.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

12,630

12,515

12,449

12,354

12,356
2 Tier 1

17,630

17,515

17,838

17,735

17,745
3 Total capital

17,630

17,515

17,838

17,735

17,745
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

111,292

107,097

108,009

107,203

108,077
4a Minimum capital requirement
1

8,903

8,568

8,641

8,576

8,646
4b Total risk-weighted assets (pre-floor)

102,993

99,936

100,646

98,566

98,250
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

11.35

11.69

11.53

11.52

11.43
6 Tier 1 ratio (%)

15.84

16.35

16.52

16.54

16.42
7 Total capital ratio (%)

15.84

16.35

16.52

16.54

16.42
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.05

0.04

0.05

0.04

0.03
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.81

0.84

0.82

0.79

0.74
10 Bank G-SIB and / or D-SIB additional requirements (%)
2
11 Total of bank CET1 specific buffer requirements (%)
3

2.55

2.54

2.55

2.54

2.53
12 CET1 available after meeting the bank’s minimum capital requirements (%)
4

6.85

7.19

7.03

7.02

6.93
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

337,653

330,515

332,850

330,318

330,362
14 Basel III leverage ratio (%)

5.22

5.30

5.36

5.37

5.37
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)

77,489

76,288

75,125

77,594

85,286
16 Total net cash outflow

54,396

53,564

52,825

54,497

60,151
16a of which: cash outflows

75,050

73,049

71,989

74,687

80,906
16b of which: cash inflows

20,654

19,485

19,164

20,190

20,755
17 LCR (%)

142.47

142.46

142.23

142.41

141.87
Net stable funding ratio (NSFR)
6
18 Total available stable funding 224,591 222,709 221,883 219,728 220,838
19 Total required stable funding 166,818 166,100 165,543 163,021 165,152
20 NSFR (%) 134.63 134.08 134.03 134.79 133.72
1 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.

2 Swiss SRB going and gone concern requirements and information for UBS Switzerland AG are provided below.

3 Excludes non-BCBS capital buffer requirements for

risk-weighted positions that are directly or indirectly

backed by residential properties in Switzerland.

4 Represents the CET1 ratio that is available
to meet buffer requirements. Calculated as the

CET1 ratio minus the BCBS CET1 capital

requirement and, where applicable, minus the

BCBS tier 2 capital requirement met with CET1

capital.

5 Calculated after the
application of haircuts and inflow and outflow rates,

as well as, where applicable,

caps on Level 2 assets and cash inflows.

Calculated based on an average of

61 data points in the first quarter of

2024 and 63 data
points in the fourth quarter of 2023. For the prior-quarter data points,

refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures”

at ubs.com/investors, for more information.

6 UBS Switzerland AG
is required to maintain a minimum NSFR of at least 100% on an ongoing basis, as defined by Art. 17h para.

1 of the Liquidity Ordinance. A portion of the excess funding is used to fulfill the NSFR requirement of UBS
AG standalone.

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | UBS Switzerland AG standalone

25
Swiss systemically relevant bank going and gone concern

requirements and information
The

tables

below

provide

details

of

the

Swiss

systemically

relevant

bank

(SRB)

RWA-

and

LRD-based

going

and

gone
concern requirements

and information

as required

by FINMA;

details regarding

eligible

gone concern

instruments

are
provided below.
UBS Switzerland AG is considered an

SRB under Swiss banking law

and is subject to capital regulations

on a standalone
basis.

As

of

31 March

2024,

the

going

concern

capital

and

leverage

ratio

requirements

for

UBS Switzerland AG
standalone were 15.16% (including a countercyclical buffer

of 0.86%) and 5.00%, respectively.
The Swiss

SRB framework

and going concern

requirements applicable

to UBS Switzerland AG

standalone are

the same
as those applicable to

UBS Group AG consolidated. The

gone concern requirement

corresponds to 62% of

the Group’s
going concern requirements, excluding countercyclical buffer requirements.
The gone concern

requirements were 8.87%

for the RWA-based

requirement and 3.10%

for the LRD-based

requirement.
Swiss SRB going and gone concern requirements and information
As of 31.3.24 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going concern capital

15.16
1

16,869

5.00
1

16,883
Common equity tier 1 capital

10.86

12,084

3.50

11,818
of which: minimum capital

4.50

5,008

1.50

5,065
of which: buffer capital

5.50

6,121

2.00

6,753
of which: countercyclical buffer

0.86

955
Maximum additional tier 1 capital

4.30

4,786

1.50

5,065
of which: additional tier 1 capital

3.50

3,895

1.50

5,065
of which: additional tier 1 buffer capital

0.80

890
Eligible going concern capital
Total going concern capital

15.84

17,630

5.22

17,630
Common equity tier 1 capital

11.35

12,630

3.74

12,630
Total loss-absorbing additional tier 1 capital

4.49

5,000

1.48

5,000
of which: high-trigger loss-absorbing additional tier 1 capital

4.49

5,000

1.48

5,000
Required gone concern capital
2
Total gone concern loss-absorbing capacity

8.87

9,867

3.10

10,467
of which: base requirement including add-ons for market share and

LRD

8.87
3

9,867

3.10
3

10,467
Eligible gone concern capital
Total gone concern loss-absorbing capacity

10.10

11,243

3.33

11,243
TLAC-eligible unsecured debt

10.10

11,243

3.33

11,243
Total loss-absorbing capacity
Required total loss-absorbing capacity

24.02

26,736

8.10

27,350
Eligible total loss-absorbing capacity

25.94

28,872

8.55

28,872
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

111,292
Leverage ratio denominator

337,653
1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.50% for leverage ratio denominator (LRD).

2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all
instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

3 Includes applicable add-ons of 0.89% for RWA and 0.31% for LRD.

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | UBS Switzerland AG standalone

26
Swiss SRB going and gone concern information
CHF m, except where indicated 31.3.24 31.12.23
Eligible going concern capital
Total going concern capital

17,630

17,515
Total tier 1 capital

17,630

17,515
Common equity tier 1 capital

12,630

12,515
Total loss-absorbing additional tier 1 capital

5,000

5,000
of which: high-trigger loss-absorbing additional tier 1 capital

5,000

5,000
Eligible gone concern capital
Total gone concern loss-absorbing capacity

11,243

11,176
TLAC-eligible unsecured debt

11,243

11,176
Total loss-absorbing capacity
Total loss-absorbing capacity

28,872

28,691
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

111,292

107,097
Leverage ratio denominator

337,653

330,515
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

15.8

16.4
of which: common equity tier 1 capital ratio

11.3

11.7
Gone concern loss-absorbing capacity ratio

10.1

10.4
Total loss-absorbing capacity ratio

25.9

26.8
Leverage ratios (%)
Going concern leverage ratio

5.2

5.3
of which: common equity tier 1 leverage ratio

3.7

3.8
Gone concern leverage ratio

3.3

3.4
Total loss-absorbing capacity leverage ratio

8.6

8.7

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | UBS Switzerland AG standalone

27
Capital instruments
Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.

Share capital Additional tier 1 capital
1 Issuer UBS Switzerland AG, Switzerland UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
2 Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)
– –
3 Governing law(s) of the instrument Swiss Swiss
3a
Means by which enforceability requirement of Section 13 of

the TLAC
Term Sheet is achieved (for other TLAC-eligible instruments governed by foreign law)
n/a n/a
Regulatory treatment
4 Transitional Basel III rules
1
CET1 – going concern capital Additional tier 1 capital
5 Post-transitional Basel III rules
2
CET1 – going concern capital Additional tier 1 capital
6 Eligible at solo / group / group and solo UBS Switzerland AG consolidated and standalone
UBS Switzerland AG consolidated and standalone
7 Instrument type (types to be specified by each jurisdiction) Ordinary shares Loan
3
8
Amount recognized in regulatory capital (currency in million,

as of
most recent reporting date)
1
CHF 10.0 CHF 1,000 CHF 825 CHF 475 CHF 500 CHF 700 CHF 675 CHF 825
9 Par value of instrument (currency in million) CHF 10.0 CHF 1,000 CHF 825 CHF 475 CHF 500 CHF 700 CHF 675 CHF 825
10 Accounting classification
4
Equity attributable to UBS
Switzerland AG shareholders

Due to banks held at amortized cost
11 Original date of issuance – 18 December 2017 12 December 2018 11 December 2019 29 October 2020 11 March 2021 2 June 2021 2 June 2021
12 Perpetual or dated – Perpetual
13 Original maturity date – –
14 Issuer call subject to prior supervisory approval – Yes

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | UBS Switzerland AG standalone

28
Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.

Share capital Additional tier 1 capital
15 Optional call date, contingent call dates and redemption amount – First optional repayment date:

18 December 2022
5
First optional
repayment date:

12 December 2023
5
First optional
repayment date:

11 December 2024
First optional
repayment date:

29 October 2025
First optional
repayment date:

11 March 2026
First optional
repayment date:

2 June 2026
First optional
repayment date:

2 June 2028
Repayable at any time after the first optional repayment date.
Repayment subject to FINMA approval. Optional repayment amount:

principal amount, together with any accrued and

unpaid interest
thereon.
Repayable on the
first optional
repayment date or
on any interest
payment date
thereafter.
Repayment subject
to FINMA approval.
Optional repayment
amount: principal
amount, together
with any accrued
and unpaid interest
thereon.
16 Subsequent call dates, if applicable –
Early repayment possible due to a tax or regulatory event.

Repayment due to a tax event subject to FINMA approval.
Repayment amount: principal amount, together with

accrued and unpaid interest.

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | UBS Switzerland AG standalone

29
Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.

Share capital Additional tier 1 capital
Coupons
17 Fixed or floating dividend / coupon – Floating
18 Coupon rate and any related index – 3-month SARON
Compound
+ 250 bps

per annum quarterly
3-month SARON
Compound
+ 489 bps

per annum quarterly
3-month SARON
Compound
+ 433 bps

per annum quarterly
3-month SARON
Compound
+ 397 bps

per annum quarterly
3-month SARON
Compound
+ 337 bps

per annum quarterly
3-month SARON
Compound
+ 307 bps

per annum quarterly

3-month SARON
Compound
+ 308 bps

per annum quarterly
19 Existence of a dividend stopper – No
20 Fully discretionary, partially discretionary or mandatory Fully discretionary Fully discretionary
21 Existence of step-up or other incentive to redeem – No
22 Non-cumulative or cumulative Non-cumulative Non-cumulative
23 Convertible or non-convertible – Non-convertible
24 If convertible, conversion trigger(s) – –
25 If convertible, fully or partially – –
26 If convertible, conversion rate – –
27 If convertible, mandatory or optional conversion – –
28
If convertible, specify instrument type convertible into
– –
29
If convertible, specify issuer of instrument it converts into
– –
30 Write-down feature – Yes
31 If write-down, write-down trigger(s) –
Trigger: CET1 ratio is less than 7%
FINMA determines a write-down necessary to ensure UBS

Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland

AG‘s viability. Subject to applicable conditions.
32 If write-down, fully or partially –
Fully

33 If write-down, permanent or temporary – Permanent
34 If temporary write-down, description of write-up mechanism – –
34a Type of subordination Statutory Contractual
35 Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the insolvency

creditor
hierarchy of the legal entity concerned)
Unless otherwise stated in the
articles of association, once debts
are paid back, the assets of the
liquidated company are divided
between the shareholders pro
rata based on their contributions
and considering the preferences
attached to certain categories of
shares (Art. 745, Swiss Code of
Obligations)
Subject to any obligations that are mandatorily preferred by law, each obligation of UBS Switzerland AG that is unsubordinated or is subordinated and not
ranked junior (such as all classes of share capital) or at par (such as tier 1 instruments)
36 Non-compliant transitioned features – –
37 If yes, specify non-compliant features – –
1 Based on Swiss SRB (including transitional

arrangement) requirements.

2 Based on Swiss SRB requirements applicable

as of 1 January 2020.

3 Loans granted by UBS AG,

Zurich Branch.

4 As applied in UBS Switzerland AG‘s

financial statements under Swiss GAAP.

5 The entity decided not to

trigger the call
option. There is no expected date for the repayment.

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | UBS Europe SE consolidated

30
UBS Europe SE consolidated
The table below provides information about the regulatory capital components,

capital ratios, leverage ratio and liquidity
of

UBS Europe SE

consolidated

based

on

Basel

Committee

on

Banking

Supervision

Pillar 1

requirements

and

in
accordance with EU regulatory rules and IFRS Accounting Standards.

During the

first quarter of

2024, capital

remained stable, and

risk-weighted assets increased

by EUR 0.3bn

to EUR 12.7bn,
mainly

driven

by

an

increase

in

securities

financing

transactions.

Leverage

ratio

exposure

increased

by

EUR 3.7bn

to
EUR 48.8bn, mainly reflecting the increase in securities financing transactions in line with the balance sheet movement.
The average

liquidity coverage

ratio remained

stable and

well above

the regulatory

requirements of

100% at

147.9%,
with a

EUR 0.7bn

decrease

in high-quality

liquid assets

and a

EUR 0.4bn

decrease

in total

net cash

outflows. The

net
stable funding ratio decreased

8.9 percentage points to

122.6%, with a EUR

0.5bn increase in

required stable funding,
which was mainly due to clients increasing their Asian market exposure.

KM1: Key metrics
1
EUR m, except where indicated
31.3.24 31.12.23 30.9.23
2
30.6.23 31.3.23
2
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

2,619

2,625

2,651

2,438

2,435
2 Tier 1

3,219

3,225

3,251

3,038

3,035
3 Total capital

3,219

3,225

3,251

3,038

3,035
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

12,718

12,382

12,247

11,118

10,561
4a Minimum capital requirement
3

1,017

991

980

889

845
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

20.6

21.2

21.7

21.9

23.1
6 Tier 1 ratio (%)

25.3

26.1

26.6

27.3

28.7
7 Total capital ratio (%)

25.3

26.1

26.6

27.3

28.7
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.5

2.5

2.5

2.5

2.5
9 Countercyclical buffer requirement (%)

0.6

0.6

0.5

0.5

0.4
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 Total of bank CET1 specific buffer requirements (%)

3.1

3.1

3.0

3.0

2.9
12
CET1 available after meeting the bank’s minimum capital requirements (%)
4

16.1

16.7

17.2

17.5

18.6
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

48,796

45,079

47,314

49,351

47,909
14 Basel III leverage ratio (%)
5

6.6

7.2

6.9

6.2

6.3
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)

18,284

18,944

19,364

20,026

20,349
16 Total net cash outflow

12,406

12,794

13,120

13,210

13,206
17 LCR (%)

147.9

148.7

148.3

152.4

155.0
Net stable funding ratio (NSFR)
18 Total available stable funding

13,596

13,942

14,357

13,148

13,176
19 Total required stable funding

11,087

10,606

10,856

9,072

8,569
20 NSFR (%)

122.6

131.5

132.2

144.9

153.8
1 Based on applicable EU regulatory rules.

2 Comparative figures have been restated to align with the regulatory reports as submitted to the European Central Bank (the ECB).

3 Calculated as 8% of total RWA,
based on total capital minimum requirements, excluding CET1 buffer requirements.

4 Represents the CET1 ratio that is available for meeting buffer requirements. Calculated as the CET1 ratio minus 4.5% and after considering, where applicable,

CET1 capital that

has been used

to meet tier 1

and / or

total capital ratio

requirements under Pillar 1.

5 On the basis

of tier 1 capital.

6 Figures are calculated

on a 12
‑
month
average.

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | UBS Americas Holding LLC consolidated

31
UBS Americas Holding LLC consolidated
The table

below provides

information about

the regulatory

capital components,

capital, liquidity,

funding and

leverage
ratios of

UBS Americas Holding LLC

consolidated, based on

Basel Committee on

Banking Supervision

Pillar 1 requirements
and in accordance with US Basel III rules.
Effective 1 October 2023,

and through 30 September 2024,

UBS Americas Holding

LLC is subject

to a stress

capital buffer
(an SCB)

of 9.1%,

in addition

to the

minimum capital

requirements. The

SCB was

determined by

the Federal

Reserve
Board following

the completion

of the

2023 Comprehensive

Capital Analysis

and Review

(the CCAR)

based on

Dodd–
Frank Act Stress

Test (DFAST) results

and planned future dividends.

The SCB, which

replaces the static capital

conservation
buffer of 2.5%, is subject to change on an annual basis or

as otherwise determined by the Federal Reserve Board.
During the first quarter

of 2024, common equity

tier 1 and tier 1 capital

both increased by USD

0.1bn, primarily due

to
operating profit.

Risk-weighted

assets (RWA)

increased

by USD 2.8bn

to USD 75.9bn,

due to

a USD 2.0bn

increase

in
credit

risk

and

a

USD 0.8bn

increase

in

market

risk.

The

increase

in

credit

risk

RWA

was

mostly

due

to

a

USD 1.2bn
increase in derivatives and a USD 0.3bn increase in securities financing transactions, while market risk was driven mostly
by an increase in value-at-risk / stressed value-at-risk. Leverage ratio exposure, calculated on an average basis, decreased by USD 0.3bn to USD 183.7bn, primarily due to lower lending

activity levels.
The average

liquidity coverage

ratio increased

by 2.2 percentage

points to

149.9%, driven

by a

USD 0.5bn increase

in
high-quality liquid assets. Net cash

outflows remained flat, with

outflows and inflows both

decreasing by USD 0.5bn. The
average net stable

funding ratio increased

by 1.6 percentage

points to 133.7%.

This was due to

a USD 1.3bn decrease
in required stable funding,

which was primarily driven by a decrease in lending, partly

offset by a USD 0.5bn decrease in
available stable funding.

KM1: Key metrics
USD m, except where indicated
31.3.24 31.12.23 30.9.23 30.6.23 31.3.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

14,136

14,081

10,348

10,275

10,579
2 Tier 1

16,975

16,919

15,433

15,361

15,673
3 Total capital

17,174

17,120

15,647

15,581

15,889
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

75,897

73,096

72,002

70,135

71,901
4a Minimum capital requirement
1

6,072

5,848

5,760

5,611

5,752
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

18.6

19.3

14.4

14.7

14.7
6 Tier 1 ratio (%)

22.4

23.1

21.4

21.9

21.8
7 Total capital ratio (%)

22.6

23.4

21.7

22.2

22.1
Additional CET1 buffer requirements as a percentage of RWA
8 BCBS capital conservation buffer requirement (%)

2.5

2.5

2.5

2.5

2.5
8a US stress capital buffer requirement (%)

9.1

9.1

4.8

4.8

4.8
9 Countercyclical buffer requirement (%)
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 BCBS total of bank CET1 specific buffer requirements (%)

2.5

2.5

2.5

2.5

2.5
11a US total bank specific capital buffer requirements (%)

9.1

9.1

4.8

4.8

4.8
12 CET1 available after meeting the bank’s minimum capital requirements (%)
2

14.1

14.8

9.9

10.2

10.2
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

183,701

184,015

185,049

186,340

188,330
14 Basel III leverage ratio (%)
3

9.2

9.2

8.3

8.2

8.3
14a Total Basel III supplementary leverage ratio exposure measure

209,750

208,242

206,753

207,357

209,465
14b Basel III supplementary leverage ratio (%)
3

8.1

8.1

7.5

7.4

7.5
Liquidity coverage ratio (LCR)
4
15
Total high-quality liquid assets (HQLA)

28,410

27,952

28,839

29,203

30,484
5
16 Total net cash outflow
6

18,947

18,931

18,512

19,464

21,032
5
17 LCR (%)

149.9

147.7

155.8

150.0

144.9
5
Net stable funding ratio (NSFR)
4
18 Total available stable funding

107,370

107,872

108,281
7

108,583
7

108,134
7
19 Total required stable funding
6

80,303

81,650

82,164
7

83,341
7

83,467
7
20 NSFR (%)

133.7

132.1

131.8
7

130.3
7

129.6
7
1 Calculated as 8% of total RWA,

based on total minimum capital

requirements, excluding CET1 buffer

requirements.

2 Represents the CET1 ratio

that is available to meet

buffer requirements. Calculated

as the
CET1 ratio minus the BCBS CET1 capital requirement and, where applicable,

minus the BCBS additional tier 1 and tier 2 capital requirements met with CET1 capital.

3 On the basis of tier 1 capital.

4 Figures are
calculated on a quarterly average.

5 Comparative information for

31 March 2023 has

been restated for revisions to HQLA

and net cash outflows.

6 Reflected at 85% of

the full amount in accordance

with the
Federal Reserve tailoring rule.

7 Comparative information for 30 September 2023, 30 June 2023 and 31 March 2023 has been restated for revisions to available stable funding and required stable funding.

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | Credit Suisse AG consolidated

32
Credit Suisse AG consolidated
Key metrics of the first quarter of 2024
The table below is based on Basel Committee on Banking Supervision

(BCBS) Basel III rules.
During the first quarter

of 2024, the common equity

tier 1 (CET1) capital of

Credit Suisse AG consolidated

increased by
CHF 0.2bn to CHF 38.4bn, mainly driven by positive effects from foreign currency translation of CHF 1.6bn,

partly offset
by an operating loss of

CHF 1.4bn. Tier 1 capital increased

by CHF 0.2bn to CHF 38.8bn,

reflecting the aforementioned
increase in CET1 capital.
Risk-weighted assets (RWA)

decreased by CHF 8.4bn

to CHF 173.3bn

during the first

quarter of 2024,

primarily due

to
decreases in credit risk RWA.
The leverage

ratio denominator

(the LRD)

decreased

by CHF 39.4bn

to CHF 485.6

bn, driven

by lower

business usage,
primarily due to de-risking

activities, and lower high-quality liquid

assets (HQLA),

partly offset by positive currency

effects.
Correspondingly,

the

CET1

capital

ratio

of

Credit

Suisse AG

consolidated

increased

to

22.1%

from

21.0%,

mainly
reflecting the aforementioned decrease in

RWA. The Basel III leverage ratio

increased to 8.0% from 7.4%, primarily due
to the aforementioned lower LRD.
In the

first

quarter

of 2024,

the

quarterly

average

liquidity coverage

ratio

(the

LCR)

of

Credit

Suisse AG

consolidated
decreased 1.8 percentage

points to

263.3%, remaining

above the

prudential requirement

communicated by

the Swiss
Financial Market Supervisory Authority

(FINMA). The decrease in the

quarterly average LCR was driven by

an increase of
CHF 7.0bn in average

HQLA, to

CHF 149.6bn, mainly

driven by

higher cash

available from

customer deposits

and loan
repayments.

The

effect

of

the

higher

average

HQLA

was

partly

offset

by

a

CHF 3.0bn

increase

in

average

net

cash
outflows, to

CHF 56.8bn,

mainly due

to higher

outflows from

deposits and

lower inflows

from loans,

partly offset

by
lower outflows from loan commitments.
As of 31 March 2024, the net stable funding ratio (the NSFR) of Credit Suisse AG consolidated increased 2.1 percentage points to

136.9%, remaining above

the prudential

requirement communicated by

FINMA. The increase

in the

NSFR mainly
reflected a decrease of

CHF 13.7bn, to CHF 199.4bn, in

required stable funding, primarily

related to a

decrease in lending
assets. This was

partly offset by a

decrease of CHF 14.1bn

to CHF 272.9bn in

available stable funding,

primarily related
to a decrease in intercompany funding.

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | Credit Suisse AG consolidated

33
KM1: Key metrics
CHF m, except where indicated
31.3.24 31.12.23 30.9.23 30.6.23 31.3.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
1

38,382

38,187

42,793

45,542

54,244
2 Tier 1
1

38,848

38,646

43,263

46,004

54,244
3 Total capital
1

38,848

38,646

43,263

46,004

54,244
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

173,285

181,690

205,052

217,102

242,919
4a Minimum capital requirement
2

13,863

14,535

16,404

17,368

19,434
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
1

22.15

21.02

20.87

20.98

22.33
6 Tier 1 ratio (%)
1

22.42

21.27

21.10

21.19

22.33
7 Total capital ratio (%)
1

22.42

21.27

21.10

21.19

22.33
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.17

0.16

0.17

0.13

0.11
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.48

0.46

0.28

0.28

0.25
10 Bank G-SIB and / or D-SIB additional requirements (%)
3,4
11 Total of bank CET1 specific buffer requirements (%)
5

2.67

2.66

2.67

2.63

2.61
12 CET1 available after meeting the bank’s minimum capital requirements (%)
4,6

14.42

13.27

13.10

13.19

14.33
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

485,606

524,968

555,398

585,681

655,439
14 Basel III leverage ratio (%)
1

8.00

7.36

7.79

7.85

8.28
Liquidity coverage ratio (LCR)
7
15
Total high-quality liquid assets (HQLA)

149,637

142,642

122,316

131,725

118,086
16 Total net cash outflow

56,839

53,816

53,846

51,315

64,579
16a of which: cash outflows

76,306

79,227

85,913

94,073

130,255
16b of which: cash inflows

19,468

25,410

32,067

42,758

65,676
17 LCR (%)

263.27

265.10

227.16

256.70

182.86
Net stable funding ratio (NSFR)
18 Total available stable funding

272,914

287,062

292,474

295,741

295,402
19 Total required stable funding

199,424

213,092

235,720

246,214

271,352
20 NSFR (%)

136.85

134.71

124.08

120.12

108.86
1 Credit Suisse has a transitional

relief of recognizing CECL allowances

and provisions in CET1 capital in

accordance with FINMA Circular 2013/1 “Eligible

capital – banks” until 30 June

2024. No transitional relief
was applied for the periods presented.

2 Calculated as 8% of total

RWA, based on total capital

minimum requirements, excluding

CET1 buffer requirements.

3 Swiss SRB going and

gone concern requirements
and information for Credit Suisse AG consolidated are provided below in this section.

4 Credit Suisse AG consolidated has aligned its minimum capital requirements to the UBS approach of applying the G-SIB buffer at the Group level only.

5 Represents the CET1 ratio

that is available to meet

buffer requirements. Calculated as

the CET1 ratio minus the

BCBS CET1 capital requirement and,

where applicable, minus the

tier 2
capital requirement met with CET1 capital.

6 Excludes non-BCBS capital buffer requirements

for risk-weighted positions that are directly or indirectly

backed by residential properties in Switzerland.

7 Calculated
after the application of haircuts and inflow and outflow rates, as well as,

where applicable, caps on Level 2 assets and cash inflows.

Calculated based on an average of 62 data points in the first quarter of 2024

and
64 data points in the fourth quarter of 2023. For the prior-quarter data points,

refer to the 31 December 2023 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors,

for more information.

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | Credit Suisse AG consolidated

34
Swiss systemically relevant bank going and gone concern

requirements and information

The tables below provide details

about the Swiss systemically

relevant bank (SRB) RWA-

and LRD-based going and gone
concern requirements

and

information

as required

by FINMA;

details

regarding

eligible

gone

concern instruments

are
provided below.
Credit Suisse AG

consolidated is

considered an

SRB under

Swiss banking

law and

is subject

to capital

regulations on

a
consolidated basis. As of 31 March 2024,

the going concern capital and leverage ratio

requirements for Credit Suisse AG
consolidated were 15.68% and 5.32%, respectively.
The

gone

concern

requirements

were

10.73%

for

the

RWA-based

requirement

and

3.75%

for

the

LRD-based
requirement.
Swiss SRB going and gone concern requirements and information
As of 31.3.24 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going concern capital
1

15.68

27,164

5.32

25,834
Common equity tier 1 capital

11.38

19,713

3.82
2

18,550
of which: minimum capital

4.50

7,798

1.50

7,284
of which: buffer capital

5.50

9,531

2.00

9,712
of which: countercyclical buffer

0.48

831
Maximum additional tier 1 capital

4.30

7,451

1.50

7,284
of which: additional tier 1 capital

3.50

6,065

1.50

7,284
of which: additional tier 1 buffer capital

0.80

1,386
Eligible going concern capital
Total going concern capital

22.42

38,848

8.00

38,848
Common equity tier 1 capital

22.15

38,382

7.90

38,382
Total loss-absorbing additional tier 1 capital

0.27

466

0.10

466
of which: high-trigger loss-absorbing additional tier 1 capital

0.27

466

0.10

466
Required gone concern capital
3
Total gone concern loss-absorbing capacity

10.73

18,585

3.75

18,210
of which: base requirement including add-ons for market share and LRD

10.73
4

18,585

3.75
4

18,210
Eligible gone concern capital
Total gone concern loss-absorbing capacity

21.89

37,933

7.81

37,933
TLAC-eligible unsecured debt

21.89

37,933

7.81

37,933
Total loss-absorbing capacity
Required total loss-absorbing capacity

26.40

45,749

9.07

44,044
Eligible total loss-absorbing capacity

44.31

76,782

15.81

76,782
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

173,285
Leverage ratio denominator

485,606
1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.5% for leverage ratio denominator (LRD), as well as the FINMA Pillar 2 capital add-on of CHF 1,553m relating to the supply chain finance
funds matter at Credit Suisse.

2 The minimum CET1 leverage ratio requirement of 3.82% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement,

a 0.25%
market share add-on requirement based

on our Swiss credit business and a

Pillar 2 add-on of 0.32%.

3 A maximum of 25% of the gone

concern requirements can be met with

instruments that have a remaining
maturity of between one and two years.

Once at least 75% of the minimum

gone concern requirement has been met

with instruments that have a

remaining maturity of greater than two

years, all instruments that
have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

4 The gone concern requirement after the application of the reduction for the use of higher-
quality capital instruments is floored at 10% and 3.75% for the RWA-

and LRD-based requirements, respectively.

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | Credit Suisse AG consolidated

35
Swiss SRB going and gone concern information
CHF m, except where indicated 31.3.24 31.12.23
Eligible going concern capital
Total going concern capital

38,848

38,646
Total tier 1 capital

38,848

38,646
Common equity tier 1 capital

38,382

38,187
Total loss-absorbing additional tier 1 capital

466

458
of which: high-trigger loss-absorbing additional tier 1 capital

466

458
Eligible gone concern capital
Total gone concern loss-absorbing capacity

37,933

38,284
TLAC-eligible unsecured debt

37,933

38,284
Total loss-absorbing capacity
Total loss-absorbing capacity

76,782

76,930
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

173,285

181,690
Leverage ratio denominator

485,606

524,968
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

22.4

21.3
of which: common equity tier 1 capital ratio

22.1

21.0
Gone concern loss-absorbing capacity ratio

21.9

21.1
Total loss-absorbing capacity ratio

44.3

42.3
Leverage ratios (%)
Going concern leverage ratio

8.0

7.4
of which: common equity tier 1 leverage ratio

7.9

7.3
Gone concern leverage ratio

7.8

7.3
Total loss-absorbing capacity leverage ratio

15.8

14.7

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | Credit Suisse AG standalone

36
Credit Suisse AG standalone
Key metrics of the first quarter of 2024
The table below is based on Basel Committee on Banking Supervision

(BCBS) Basel III rules.
During the first

quarter of

2024, the common

equity tier 1

(CET1) capital

of Credit

Suisse AG standalone

decreased by
CHF 0.4bn to CHF 32.9bn.

This was mainly

driven by a

net loss of

CHF 0.8bn,

partly offset by

positive effects from

foreign
currency translation

.

Tier 1

capital decreased

by CHF

0.4bn to

CHF 33.4bn,

reflecting

the aforementioned

decrease

in
CET1 capital.
Phase-in risk-weighted assets

(RWA) increased by CHF 5.6bn

to CHF 188.4bn during

the first quarter of

2024, primarily
driven by an increase in credit risk RWA, mainly due to increases in participation RWA and higher net lending exposures.
The leverage ratio denominator

(the LRD) decreased by

CHF 6.5bn to CHF 282.1bn, mainly driven

by lower commitments
and guarantees.
Correspondingly,

the

CET1

capital

ratio

of

Credit

Suisse AG

standalone

decreased

to

17.5%

from

18.2%,

mainly
reflecting the increase in phase-in RWA. The Basel III leverage ratio increased to 11.8% from 11.7%, reflecting the lower
LRD, partly offset by the aforementioned decrease in tier

1 capital.
In

the

first

quarter

of

2024,

the

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

Credit

Suisse AG

standalone
increased 55.4 percentage

points to 449.1%,

remaining above the

prudential requirement

communicated by the

Swiss
Financial Market

Supervisory Authority

(FINMA). This

was primarily

driven by

an CHF 11.4bn

increase in

average high-
quality liquid assets to CHF 78.7bn, mainly driven by higher cash available from customer deposits and loan repayments.
As of 31 March 2024,

the net stable

funding ratio (the NSFR) of

Credit Suisse AG standalone

decreased 8.2 percentage
points to

123.6%, remaining

above the

prudential requirement

communicated by

FINMA. The

movement in

the NSFR
was

driven

by

a

CHF 7.9bn

increase

in

required

stable

funding

to

CHF 129.5bn,

primarily

due

to

an

increase

in
intercompany lending.

Available stable funding was unchanged at CHF 160.1bn.
Applicable rules and methodologies
In October 2017,

FINMA issued a decree (the

2017 FINMA Decree) specifying the

treatment of investments in subsidiaries
for

capital

adequacy

purposes

for

Credit

Suisse AG

standalone.

As

of

the

end

of

the

first

quarter

of

2024,

Credit
Suisse AG

standalone

financed

Swiss subsidiaries

with a

carrying value

of CHF 18.8bn

and foreign

subsidiaries

with a
carrying value of CHF 20.7bn.

The 2017 FINMA

Decree also applied

an adjustment (referred to

as a regulatory

filter) as an

impact on CET1

capital arising
from

the

accounting

change

under

applicable

Swiss

banking

rules

for

Credit

Suisse AG

standalone’s

participations

in
subsidiaries,

from

the

portfolio

valuation

method

to

the

individual

valuation

method.

In

contrast

to

the

accounting
treatment,

the

regulatory

filter

permits Credit

Suisse

to

measure

the

regulatory

capital

position

as if

Credit Suisse

AG
standalone had maintained

the portfolio valuation

method. As of the

end of the first

quarter of 2024, the

CET1 capital
impact from the regulatory filter was unchanged at CHF 6.2bn. The related RWA increase from higher total participation values subject to risk weighting was CHF 16.2bn, reflecting

the different risk-weights for these direct participations.
The valuation of Credit

Suisse AG’s participations in subsidiaries is reviewed

for potential impairment (reversal) on

at least
an annual basis

and at

any other

time that

events or circumstances

indicate that

the value

of any

participation may

be
impaired, respectively

material reversals

of impairment

may be

mandated. Credit

Suisse AG

standalone concluded

that
no participation impairment (reversal) was required in the

first quarter of 2024.

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | Credit Suisse AG standalone

37
KM1: Key metrics
CHF m, except where indicated
31.3.24 31.12.23 30.9.23 30.6.23 31.3.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
1

32,941

33,346

30,935

28,394

34,206
2 Tier 1
1

33,407

33,805

31,405

28,856

34,206
3 Total capital
1

33,407

33,805

31,405

28,856

34,206
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)
2

188,418

182,772

198,944

199,504

230,782
4a Minimum capital requirement
3

15,073

14,622

15,916

15,960

18,463
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
1

17.48

18.24

15.55

14.23

14.82
6 Tier 1 ratio (%)
1

17.73

18.50

15.79

14.46

14.82
7 Total capital ratio (%)
1

17.73

18.50

15.79

14.46

14.82
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.23

0.22

0.20

0.14

0.12
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.00

0.01

0.00

0.00

0.01
10 Bank G-SIB and / or D-SIB additional requirements (%)
4,5
11 Total of bank CET1 specific buffer requirements (%)
6

2.73

2.72

2.70

2.64

2.62
12 CET1 available after meeting the bank’s minimum capital requirements (%)
5,7

9.73

10.50

7.79

6.46

6.82
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

282,144

288,610

317,772

362,074

442,168
14 Basel III leverage ratio (%)
1

11.84

11.71

9.88

7.97

7.74
Liquidity coverage ratio (LCR)
8
15
Total high-quality liquid assets (HQLA)

78,723

67,308

50,738

63,202

51,379
16 Total net cash outflow

17,530

17,099

14,392

16,169

30,478
16a of which: cash outflows

44,653

48,634

50,010

56,717

76,407
16b of which: cash inflows

27,123

31,535

36,316
9

41,096
9

48,116
9
17 LCR (%)

449.08

393.63

352.53

390.88

168.58
Net stable funding ratio (NSFR)
10
18 Total available stable funding

160,084

160,345

171,146

168,255

170,657
19 Total required stable funding

129,531

121,637

154,500

168,122

190,934
20 NSFR (%)

123.59

131.82

110.77

100.08

89.38
11
1 Credit Suisse has a transitional

relief of recognizing CECL allowances

and provisions in CET1 capital in

accordance with FINMA Circular 2013/1 “Eligible

capital – banks” until 30 June

2024. No transitional relief
was applied for the periods presented.

2 Based on phase-in rules for RWA.

Refer to “Swiss SRB going and gone concern

requirements and information” below for more information.

3 Calculated as 8% of total
RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.

4 Swiss SRB going and gone concern requirements and information for Credit Suisse AG standalone are provided below in
this section.

5 Credit Suisse AG standalone has aligned its minimum capital requirements to the UBS approach of applying the G-SIB buffer at the Group level only.

6 Excludes non-BCBS capital buffer requirements
for risk-weighted positions that are directly or indirectly

backed by residential properties in Switzerland.

7 Represents the CET1 ratio that is available to meet buffer requirements. Calculated as the CET1 ratio minus the BCBS CET1

capital requirement and,

where applicable,

minus the BCBS

additional tier 1

and tier 2

capital requirements met

with CET1 capital.

8 Calculated after the

application of haircuts

and inflow and
outflow rates, as well as,

where applicable, caps on

Level 2 assets and cash inflows.

Calculated based on an average

of 62 data points in the first

quarter of 2024 and 64 data

points in the fourth quarter

of 2023.
For the prior-quarter data points, refer to the 31 December 2023 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors,

for more information.

9 Represents average cash inflows before applying
the cap of 75% of total cash outflows

for selected data points where applicable.

10 In accordance with Art. 17h para. 3 and 4

of the Liquidity Ordinance, Credit Suisse AG standalone is allowed to fulfill the minimum
NSFR of 100% by taking into consideration any excess funding of Credit Suisse (Schweiz) AG standalone, and Credit Suisse AG standalone has an NSFR requirement of at least 80% without taking into consideration
any such excess funding. Credit

Suisse (Schweiz) AG must

always fulfill an NSFR

of at least 100% on

a standalone basis.

11 In the first quarter of

2023, Credit Suisse AG

standalone fulfilled the regulatory NSFR
requirement as FINMA provided guidance that allowed the Emergency Liquidity Assistance provided by the Swiss National Bank to be considered as available stable funding to the extent necessary.

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | Credit Suisse AG standalone

38
Swiss systemically relevant bank going and gone concern

requirements and information

The tables below

provide details of

the Swiss systemically

relevant bank RWA-

and LRD-based going

and gone concern
requirements and

information as

required by

FINMA; details

regarding eligible

gone concern

instruments are

provided
below.
Following the amendments to the Banking Act and the Banking Ordinance that entered into force as of 1 January 2023,
Credit Suisse AG standalone is subject to a gone concern capital requirement based on the sum of: (i) the nominal value
of

the

gone

concern

instruments

issued

by

Credit

Suisse

entities

and

held

by

the

parent

firm;

(ii) 75%

of

the

capital
requirements resulting

from third-party

exposure on

a standalone

basis; and

(iii) a

buffer requirement

equal to

30% of
Credit

Suisse AG

standalone’s

gone

concern

capital

requirement

on

Credit

Suisse AG’s

consolidated

exposure.

As

of
1 January 2024, the

buffer requirement has

been fully phased

in. The gone

concern capital coverage

ratio reflects how
much gone concern capital

is available to meet

the gone concern requirement.

Outstanding high- and

low-trigger loss-
absorbing tier 2 capital instruments

and total loss-absorbing

capacity-eligible unsecured debt

instruments are eligible to
meet gone concern requirements until one year before maturity. Credit Suisse AG standalone is permitted to temporarily use capital buffers until further notice, in line with the Capital

Adequacy Ordinance and regulatory guidance by FINMA.
Swiss SRB going and gone concern requirements and information
As of 31.3.24 RWA, phase-in RWA, fully applied as of 1.1.28 LRD
CHF m, except where indicated in % in % in %
Required going concern capital
Total going concern capital
1

15.36
1

28,947

15.28
1

31,898

5.55
1

15,661
Common equity tier 1 capital

11.06

20,845

10.98

22,923

4.05
2

11,429
of which: minimum capital

4.50

8,479

4.50

9,392

1.50

4,232
of which: buffer capital

5.50

10,363

5.50

11,479

2.00

5,643
of which: countercyclical buffer

0.24

450

0.24

498
Maximum additional tier 1 capital

4.30

8,102

4.30

8,975

1.50

4,232
of which: additional tier 1 capital

3.50

6,595

3.50

7,305

1.50

4,232
of which: additional tier 1 buffer capital

0.80

1,507

0.80

1,670
Eligible going concern capital
Total going concern capital

17.73

33,407

16.01

33,407

11.84

33,407
Common equity tier 1 capital

17.48

32,941

15.78

32,941

11.68

32,941
Total loss-absorbing additional tier 1 capital

0.25

466

0.22

466

0.17

466
of which: high-trigger loss-absorbing additional tier 1 capital

0.25

466

0.22

466

0.17

466
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

188,418

208,715
Leverage ratio denominator

282,144
Required gone concern capital
3
Higher of RWA-

or LRD-based
Total gone concern loss-absorbing capacity

27,193
Eligible gone concern capital
Total gone concern loss-absorbing capacity

37,865
TLAC-eligible unsecured debt

37,865
Gone concern capital coverage ratio

139.25
1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.5% for leverage ratio denominator (LRD), as well as the FINMA Pillar 2 capital add-on of CHF 1,553m relating to the supply chain finance
funds matter at Credit Suisse.

2 The minimum CET1 leverage ratio requirement of 4.05% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement,

a 0.25%
market share add-on requirement based on our Swiss credit business and a Pillar 2 add-on of 0.551%.

3 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining
maturity of between one and two years.

Once at least 75% of the

minimum gone concern requirement has

been met with instruments that have a

remaining maturity of greater than two

years, all instruments that
have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | Credit Suisse AG standalone

39
Swiss SRB going and gone concern information
CHF m, except where indicated 31.3.24 31.12.23
Eligible going concern capital
Total going concern capital

33,407

33,805
Total tier 1 capital

33,407

33,805
Common equity tier 1 capital

32,941

33,346
Total loss-absorbing additional tier 1 capital

466

458
of which: high-trigger loss-absorbing additional tier 1 capital

466

458
Eligible gone concern capital
Total gone concern loss-absorbing capacity

37,865

38,216
TLAC-eligible unsecured debt

37,865

38,216
Total loss-absorbing capacity
Total loss-absorbing capacity

71,272

72,021
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets, phase-in

188,418

182,772
of which: investments in Switzerland-domiciled subsidiaries
1

43,269

42,319
of which: investments in foreign-domiciled subsidiaries
1

66,136

61,488
Risk-weighted assets fully applied as of 1.1.28

208,715

207,970
of which: investments in Switzerland-domiciled subsidiaries
1

47,032

47,021
of which: investments in foreign-domiciled subsidiaries
1

82,670

81,984
Leverage ratio denominator

282,144

288,610
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in

17.7

18.5
of which: common equity tier 1 capital ratio, phase-in

17.5

18.2
Going concern capital ratio, fully applied as of 1.1.28

16.0

16.3
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28

15.8

16.0
Leverage ratios (%)
Going concern leverage ratio

11.8

11.7
of which: common equity tier 1 leverage ratio

11.7

11.6
Capital coverage ratio (%)
Gone concern capital coverage ratio

139.2

143.4
1 Net exposures

for direct and

indirect investments including

holding of regulatory

capital instruments

in Switzerland-domiciled

subsidiaries and for

direct and

indirect investments including

holding of regulatory
capital instruments in

foreign-domiciled subsidiaries

are risk-weighted

at 230% and

320%, respectively,

for the current

year.

Risk weights will

gradually increase

by 5 percentage

points per

year for Switzerland-
domiciled investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively,

are applied.

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | Credit Suisse (Schweiz) AG consolidated

40
Credit Suisse (Schweiz) AG consolidated
Key metrics of the first quarter of 2024
The table below is based on Basel Committee on Banking Supervision

(BCBS) Basel III rules.

During the first quarter of 2024, the

common equity tier 1 (CET1) capital of Credit Suisse (Schweiz) AG consolidated was unchanged at CHF 11.0bn. Tier 1 capital was unchanged

at CHF 14.1bn.
Risk-weighted assets (RWA) decreased by CHF 1.1bn to

CHF 82.2bn during the first quarter of 2024, primarily

driven by
a decrease in credit risk RWA.
The

leverage

ratio

denominator

(the

LRD) decreased

by CHF 7.7bn

to CHF

246.2bn,

mainly

driven by

lower

cash due
from the Swiss National Bank and lower lending balances.
Correspondingly,

the

CET1

capital

ratio

of

Credit

Suisse

(Schweiz) AG

consolidated

increased

to

13.4%

from

13.3%,
reflecting the decrease in RWA. The Basel III leverage ratio increased to 5.7% from 5.6%, reflecting the aforementioned
decrease in the LRD.
In

the

first

quarter

of

2024,

the

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

Credit

Suisse

(Schweiz) AG
consolidated remained unchanged at 151.3%, remaining above the prudential requirement communicated by the

Swiss
Financial

Market

Supervisory

Authority

(FINMA).

The

increase

in

average

high-quality

liquid

assets

of

CHF 4.8bn,

to
CHF 56.9bn, was offset by a CHF 3.2bn increase in average

net cash outflows to CHF 37.6bn.
As

of

31 March

2024,

the

net

stable

funding

ratio

(the

NSFR)

of

Credit

Suisse

(Schweiz) AG

consolidated

increased
6.0 percentage points to

114.2%, remaining above

the prudential requirement

communicated by FINMA.

The movement
in the NSFR

was driven by

an increase of

CHF 5.0bn in available

stable funding to

CHF 133.5bn, mainly due to

an increase
in

intercompany

funding.

The

NSFR

was

also

impacted

by

a

decrease

of

CHF 1.8bn

in

required

stable

funding

to
CHF 116.9bn, primarily due to lower lending assets.
KM1: Key metrics
CHF m, except where indicated
31.3.24 31.12.23 30.9.23 30.6.23 31.3.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
1

11,016

11,051

13,015

12,958

12,602
2 Tier 1
1

14,116

14,151

16,115

16,058

15,702
3 Total capital
1

14,137

14,166

16,115

16,058

15,702
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

82,172

83,254

87,838

88,130

90,129
4a Minimum capital requirement
2

6,574

6,660

7,027

7,050

7,210
4b Total risk-weighted assets (pre-floor)

73,161

75,028

79,310

80,689

84,373
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
1

13.41

13.27

14.82

14.70

13.98
6 Tier 1 ratio (%)
1

17.18

17.00

18.35

18.22

17.42
7 Total capital ratio (%)
1

17.20

17.02

18.35

18.22

17.42
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.11

0.10

0.10

0.08

0.07
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.65

0.65

0.65

0.67

0.66
10 Bank G-SIB and / or D-SIB additional requirements (%)
3,4
11 Total of bank CET1 specific buffer requirements (%)
5

2.61

2.60

2.60

2.58

2.57
12 CET1 available after meeting the bank’s minimum capital requirements (%)
4,6

8.91

8.77

10.32

10.20

9.42
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

246,156

253,818

257,419

256,015

251,086
14 Basel III leverage ratio (%)
1

5.73

5.58

6.26

6.27

6.25
Liquidity coverage ratio (LCR)
7
15
Total high-quality liquid assets (HQLA)

56,934

52,095

49,915

42,881

36,762
16 Total net cash outflow

37,638

34,425

35,846

30,582

25,624
16a of which: cash outflows

46,364

42,963

44,655

40,278

42,119
16b of which: cash inflows

8,725

8,538

8,809

9,696

16,495
17 LCR (%)

151.27

151.33

139.25

140.22

143.47
Net stable funding ratio (NSFR)
18 Total available stable funding

133,542

128,538

133,255

135,120

133,863
19 Total required stable funding

116,908

118,715

122,269

123,928

127,635
20 NSFR (%)

114.23

108.27

108.98

109.03

104.88
1 Credit Suisse has a transitional relief of recognizing CECL allowances and provisions in CET1 capital in accordance with FINMA Circular

2013/1 “Eligible capital – banks” until 30 June 2024. A transitional relief of
CHF 2m was applied

to CET1 and tier 1

capital in the first quarter

of 2024 (CHF 3m

in the fourth quarter of

2023). No transitional relief

was applied for the

other periods presented.

2 Calculated as 8% of

total
RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.

3 Swiss SRB going and gone concern

requirements and information for Credit Suisse (Schweiz) AG consolidated are provided below in this

section.

4 Credit Suisse (Schweiz)

AG consolidated has

aligned its minimum

capital requirements to

the UBS approach

of applying the G-SIB

buffer at the

Group level only.

5 Excludes non-BCBS
countercyclical capital

buffer requirements

for risk-weighted

positions that

are directly

or indirectly

backed by

residential properties

in Switzerland.

6 Represents the

CET1 ratio

that is

available to

meet buffer
requirements. Calculated as the

CET1 ratio minus the

BCBS CET1 capital requirement and,

where applicable, minus the

BCBS additional tier 1

and tier 2 capital requirements

met with CET1 capital.

7 Calculated
after the application of haircuts and inflow and outflow rates, as well as,

where applicable, caps on Level 2 assets and cash inflows.

Calculated based on an average of 62 data points in the first quarter of 2024

and
64 data points in the fourth quarter of 2023. For the prior-quarter data points,

refer to the 31 December 2023 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investo rs, for more information.

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | Credit Suisse (Schweiz) AG consolidated

41
Swiss systemically relevant bank going and gone concern

requirements and information
The

tables

below

provide

details

of the

Swiss

systemically

relevant

bank

(SRB)

RWA-

and

LRD-based

going

and

gone
concern requirements

and information

as required

by FINMA;

details regarding

eligible

gone concern

instruments

are
provided below.
Credit Suisse

(Schweiz) AG consolidated is

considered an SRB

under Swiss

banking law and

is subject

to capital

regulations
on a consolidated

basis. As of

31 March 2024, the

going concern capital

and leverage ratio

requirements for Credit

Suisse
(Schweiz) AG consolidated were 15.05% (including a countercyclical buffer of 0.75%) and 5.00%, respectively.
The Swiss SRB framework and going

concern requirements applicable to Credit Suisse (Schweiz) AG consolidated are the same as those applicable to Credit Suisse AG consolidated, excluding the Pillar 2 add-on. The gone concern requirement corresponds to 62% of the Credit

Suisse AG consolidated going concern requirements, excluding the Pillar 2 add-on and
countercyclical buffer requirements.
The gone concern

requirements were 8.87%

for the RWA-based

requirement and 3.10%

for the LRD-based

requirement.
Swiss SRB going and gone concern requirements and information
As of 31.3.24 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going concern capital

15.05
1

12,369

5.00
1

12,308
Common equity tier 1 capital

10.75

8,835

3.50

8,615
of which: minimum capital

4.50

3,698

1.50

3,692
of which: buffer capital

5.50

4,519

2.00

4,923
of which: countercyclical buffer

0.75

618
Maximum additional tier 1 capital

4.30

3,533

1.50

3,692
of which: additional tier 1 capital

3.50

2,876

1.50

3,692
of which: additional tier 1 buffer capital

0.80

657
Eligible going concern capital
Total going concern capital

17.18

14,116

5.73

14,116
Common equity tier 1 capital

13.41

11,016

4.48

11,016
Total loss-absorbing additional tier 1 capital

3.77

3,100

1.26

3,100
of which: high-trigger loss-absorbing additional tier 1 capital

3.77

3,100

1.26

3,100
Required gone concern capital
2
Total gone concern loss-absorbing capacity

8.87

7,285

3.10

7,631
of which: base requirement including add-ons for market share and LRD
3

8.87

7,285

3.10

7,631
Eligible gone concern capital
Total gone concern loss-absorbing capacity

10.77

8,846
4

3.59

8,846
4
TLAC-eligible unsecured debt

10.74

8,825

3.59

8,825
Total loss-absorbing capacity
Required total loss-absorbing capacity

23.92

19,654

8.10

19,939
Eligible total loss-absorbing capacity

27.94

22,962

9.33

22,962
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

82,172
Leverage ratio denominator

246,156
1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA)

and 0.5% for leverage ratio denominator (LRD).

2 A maximum of 25% of the gone concern requirements can

be met with instruments that
have a remaining maturity of between one and two years. Once at least 75%

of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all
instruments that have a remaining

maturity of between one

and two years remain eligible

to be included in the

total gone concern capital.

3 Includes applicable add-ons of

0.89% for RWA and

0.31% for LRD.

4 Includes a provision excess of CHF 21m.

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | Credit Suisse (Schweiz) AG consolidated

42
Swiss SRB going and gone concern information
CHF m, except where indicated 31.3.24 31.12.23
Eligible going concern capital
Total going concern capital

14,116

14,151
Total tier 1 capital

14,116

14,151
Common equity tier 1 capital

11,016

11,051
Total loss-absorbing additional tier 1 capital

3,100

3,100
of which: high-trigger loss-absorbing additional tier 1 capital

3,100

3,100
Eligible gone concern capital
Total gone concern loss-absorbing capacity
1

8,846

9,040
TLAC-eligible unsecured debt

8,825

9,025
Total loss-absorbing capacity
Total loss-absorbing capacity

22,962

23,191
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

82,172

83,254
Leverage ratio denominator

246,156

253,818
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

17.2

17.0
of which: common equity tier 1 capital ratio

13.4

13.3
Gone concern loss-absorbing capacity ratio

10.8

10.9
Total loss-absorbing capacity ratio

27.9

27.9
Leverage ratios (%)
Going concern leverage ratio

5.7

5.6
of which: common equity tier 1 leverage ratio

4.5

4.4
Gone concern leverage ratio

3.6

3.6
Total loss-absorbing capacity leverage ratio

9.3

9.1
1 Includes a provision excess of CHF 21m as of 31 March 2024 (CHF 15m as of 31 December 2023).

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | Credit Suisse (Schweiz) AG standalone

43
Credit Suisse (Schweiz) AG standalone
Key metrics of the first quarter of 2024
The table below is based on Basel Committee on Banking Supervision

(BCBS) Basel III rules.
During the first quarter

of 2024, the common

equity tier 1 (CET1) capital

of Credit Suisse (Schweiz) AG

standalone was
unchanged at CHF 10.4bn. Tier 1 capital was unchanged

at CHF 13.5bn.
Risk-weighted assets (RWA) decreased by CHF 1.1bn to

CHF 81.5bn during the first quarter of 2024, primarily

driven by
lower credit risk RWA.
The

leverage

ratio

denominator

(the

LRD) decreased

by CHF 7.8bn

to CHF

243.9bn,

mainly

driven by

lower

cash due
from the Swiss National Bank and lower lending balances.
Correspondingly,

the

CET1

capital

ratio

of

Credit

Suisse

(Schweiz) AG

standalone

increased

to

12.8%

from

12.6%,
reflecting the aforementioned decrease in RWA. The Basel

III leverage ratio increased to 5.5% from 5.4%, reflecting

the
aforementioned decrease in the LRD.
In

the

first

quarter

of

2024,

the

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

Credit

Suisse

(Schweiz) AG
standalone remained largely unchanged

at 149.6%, remaining above the

prudential requirement communicated

by the
Swiss Financial Market Supervisory Authority (FINMA). The increase in average high-quality liquid assets of

CHF 4.8bn, to
CHF 56.9bn, was offset by a CHF 3.2bn increase in average

net cash outflows to CHF 38.0bn.
As

of

31 March

2024,

the

net

stable

funding

ratio

(the

NSFR)

of

Credit

Suisse

(Schweiz) AG

standalone

increased
5.5 percentage points to

114.2%, remaining above

the prudential requirement

communicated by FINMA.

The movement
in the NSFR

was driven by

an increase of

CHF 5.0bn in available

stable funding to

CHF 131.8bn, mainly due to

an increase
in

intercompany

funding.

The

NSFR

was

also

impacted

by

a

decrease

of

CHF 1.3bn

in

required

stable

funding

to
CHF 115.4bn, primarily due to lower lending assets.
As of

31 March

2024,

Credit Suisse

(Schweiz) AG

standalone

held assets

with a

carrying

value

of

CHF 906m that

are
pledged under

the covered

bonds program

of Credit

Suisse AG and

for which

the related

liabilities of

CHF 561m as

of
31 March

2024

are

reported

by

Credit

Suisse AG.

The

contingent

liabilities

of

Credit

Suisse

(Schweiz) AG

were

fully
collateralized through cash deposits from Credit Suisse

AG.

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | Credit Suisse (Schweiz) AG standalone

44
KM1: Key metrics
CHF m, except where indicated
31.3.24 31.12.23 30.9.23 30.6.23 31.3.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
1

10,397

10,396

11,918

11,884

11,841
2 Tier 1
1

13,497

13,496

15,018

14,984

14,941
3 Total capital
1

13,554

13,537

15,018

14,984

14,941
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

81,504

82,611

86,893

87,414

90,414
4a Minimum capital requirement
2

6,520

6,609

6,951

6,993

7,233
4b Total risk-weighted assets (pre-floor)

71,440

73,541

77,422

78,910

82,666
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
1

12.76

12.58

13.72

13.60

13.10
6 Tier 1 ratio (%)
1

16.56

16.34

17.28

17.14

16.53
7 Total capital ratio (%)
1

16.63

16.39

17.28

17.14

16.53
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.11

0.10

0.10

0.08

0.07
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.65

0.66

0.66

0.68

0.66
10 Bank G-SIB and / or D-SIB additional requirements (%)
3,4
11 Total of bank CET1 specific buffer requirements (%)
5

2.61

2.60

2.60

2.58

2.57
12 CET1 available after meeting the bank’s minimum capital requirements (%)
4,6

8.26

8.08

9.22

9.10

8.53
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

243,924

251,692

255,147

253,987

249,268
14 Basel III leverage ratio (%)
1

5.53

5.36

5.89

5.90

5.99
Liquidity coverage ratio (LCR)
7
15
Total high-quality liquid assets (HQLA)

56,883

52,045

49,864

42,858

36,752
16 Total net cash outflow

38,032

34,850

36,226

31,007

25,984
16a of which: cash outflows

46,683

43,295

44,956

40,563

42,376
16b of which: cash inflows

8,652

8,444

8,730

9,556

16,392
17 LCR (%)

149.57

149.34

137.65

138.22

141.44
Net stable funding ratio (NSFR)
8
18 Total available stable funding

131,848

126,824

131,427

133,504

132,048
19 Total required stable funding

115,448

116,703

120,124

121,686

124,582
20 NSFR (%)

114.21

108.67

109.41

109.71

105.99
9
1 Credit Suisse has a transitional relief of recognizing CECL allowances and provisions in CET1 capital in accordance with FINMA Circular

2013/1 “Eligible capital – banks” until 30 June 2024. A transitional relief of
CHF 5m was applied

to CET1 and tier 1

capital to the first quarter of

2024 (CHF 8m in

the fourth quarter of 2023).

No transitional relief was

applied for the other periods

presented.

2 Calculated as 8% of total
RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.

3 Swiss SRB going and gone concern requirements and information for Credit Suisse (Schweiz) AG standalone are provided below in this

section.

4 Credit Suisse (Schweiz)

AG standalone has

aligned its minimum

capital requirements to

the UBS approach

of applying

the G-SIB buffer

at the Group

level only.

5 Excludes non-BCBS
countercyclical capital

buffer requirements

for risk-weighted

positions that

are directly

or indirectly

backed by

residential properties

in Switzerland.

6 Represents the

CET1 ratio

that is

available to

meet buffer
requirements. Calculated as the

CET1 ratio minus the

BCBS CET1 capital requirement and,

where applicable, minus the

BCBS additional tier 1

and tier 2 capital requirements met

with CET1 capital.

7 Calculated
after the application of haircuts and inflow and outflow rates, as well as,

where applicable, caps on Level 2 assets and cash inflows. Calculated based on an average of 62 data points in the first quarter of 2024 and
64 data points in the fourth quarter of 2023. For the prior-quarter data points, refer to the 31 December 2023 Pillar 3

Report, available under “Pillar 3 disclosures” at ubs.com/investors,

for more information.

8 In
accordance with Art.

17h of

the Liquidity

Ordinance, Credit

Suisse AG

standalone is

allowed to

fulfill the

minimum NSFR

of 100% by

taking into

consideration any

excess funding

of Credit

Suisse (Schweiz)

AG
standalone, and Credit Suisse AG

standalone has an NSFR requirement of

at least 80% without taking

into consideration any such excess

funding. Credit Suisse (Schweiz) AG

must always fulfill an NSFR

of at least
100% on a

standalone basis.

9

In the first

quarter of 2023,

Credit Suisse (Schweiz)

AG standalone fulfilled

the regulatory NSFR

requirement as FINMA

provided guidance that

allowed the Emergency

Liquidity
Assistance provided by the Swiss National Bank to be considered as available stable funding to the extent necessary.

This FINMA guidance did not impact the NSFR of Credit Suisse (Schweiz) AG standalone.

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | Credit Suisse (Schweiz) AG standalone

45
Swiss systemically relevant bank going and gone concern

requirements and information
The

tables

below

provide

details

of the

Swiss

systemically

relevant

bank

(SRB)

RWA-

and

LRD-based

going

and

gone
concern requirements

and information

as required

by FINMA;

details regarding

eligible

gone concern

instruments

are
provided below.
Credit Suisse (Schweiz) AG standalone is considered an SRB under Swiss banking law and is subject to capital regulations
on a standalone basis. As of 31 March 2024, the going concern capital and leverage ratio requirements for Credit Suisse
(Schweiz) AG standalone were 15.06% (including a countercyclical buffer of 0.76%) and 5.00%, respectively.
The Swiss SRB framework

and going concern requirements

applicable to Credit

Suisse (Schweiz) AG standalone

are the
same as those applicable to Credit Suisse AG consolidated, excluding the Pillar 2 add-on. The gone concern requirement corresponds to 62% of the Credit

Suisse AG consolidated going concern requirements, excluding the Pillar 2 add-on and
countercyclical buffer requirements.
The gone concern

requirements were 8.87%

for the RWA-based

requirement and 3.10%

for the LRD-based

requirement.
Swiss SRB going and gone concern requirements and information
As of 31.3.24 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going concern capital

15.06
1

12,274

5.00
1

12,196
Common equity tier 1 capital

10.76

8,769

3.50

8,537
of which: minimum capital

4.50

3,668

1.50

3,659
of which: buffer capital

5.50

4,483

2.00

4,878
of which: countercyclical buffer

0.76

619
Maximum additional tier 1 capital

4.30

3,505

1.50

3,659
of which: additional tier 1 capital

3.50

2,853

1.50

3,659
of which: additional tier 1 buffer capital

0.80

652
Eligible going concern capital
Total going concern capital

16.56

13,497

5.53

13,497
Common equity tier 1 capital

12.76

10,397

4.26

10,397
Total loss-absorbing additional tier 1 capital

3.80

3,100

1.27

3,100
of which: high-trigger loss-absorbing additional tier 1 capital

3.80

3,100

1.27

3,100
Required gone concern capital
2
Total gone concern loss-absorbing capacity

8.87

7,226

3.10

7,562
of which: base requirement including add-ons for market share and LRD
3

8.87

7,226

3.10

7,562
Eligible gone concern capital
Total gone concern loss-absorbing capacity

10.90

8,882
4

3.64

8,882
4
TLAC-eligible unsecured debt

10.82

8,825

3.62

8,825
Total loss-absorbing capacity
Required total loss-absorbing capacity

23.93

19,500

8.10

19,758
Eligible total loss-absorbing capacity

27.46

22,379

9.17

22,379
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

81,504
Leverage ratio denominator

243,924
1 Includes applicable add-ons of 1.44% for risk-weighted

assets (RWA) and 0.5% for leverage ratio

denominator (LRD).

2 A maximum of 25% of the gone concern requirements can

be met with instruments that
have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all
instruments that have a remaining

maturity of between one and two

years remain eligible to be

included in the total gone

concern capital.

3 Includes applicable add-ons

of 0.89% for RWA and

0.31% for LRD.

4 Includes a provision excess of CHF 57m.

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | Credit Suisse (Schweiz) AG standalone

46
Swiss SRB going and gone concern information
CHF m, except where indicated 31.3.24 31.12.23
Eligible going concern capital
Total going concern capital

13,497

13,496
Total tier 1 capital

13,497

13,496
Common equity tier 1 capital

10,397

10,396
Total loss-absorbing additional tier 1 capital

3,100

3,100
of which: high-trigger loss-absorbing additional tier 1 capital

3,100

3,100
Eligible gone concern capital
Total gone concern loss-absorbing capacity
1

8,882

9,066
TLAC-eligible unsecured debt

8,825

9,025
Total loss-absorbing capacity
Total loss-absorbing capacity

22,379

22,562
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

81,504

82,611
Leverage ratio denominator

243,924

251,692
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

16.6

16.3
of which: common equity tier 1 capital ratio

12.8

12.6
Gone concern loss-absorbing capacity ratio

10.9

11.0
Total loss-absorbing capacity ratio

27.5

27.3
Leverage ratios (%)
Going concern leverage ratio

5.5

5.4
of which: common equity tier 1 leverage ratio

4.3

4.1
Gone concern leverage ratio

3.6

3.6
Total loss-absorbing capacity leverage ratio

9.2

9.0
1 Includes a provision excess of CHF 57m in the first quarter of 2024 (CHF 41m in the fourth quarter of 2023).

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | Credit Suisse International standalone

47
Credit Suisse International standalone
The table below provides information about the regulatory capital components,

capital ratios, leverage ratio and liquidity
of Credit Suisse International standalone based on Basel Committee on Banking Supervision (BCBS) Pillar 1 requirements and in accordance with UK Prudential Regulatory Authority

regulations and IFRS Accounting Standards.

During the first quarter of 2024, the common equity

tier 1 capital of Credit Suisse International standalone

increased by
USD 0.2bn to

USD 12.9bn,

mainly due

to decreases

across all

regulatory

capital deductions.

Total capital

increased

by
USD 0.2bn to USD 14.1bn. Risk-weighted assets decreased by USD 6.6bn to USD 28.1bn, driven by a decrease across all risk types due to a

reduction in trading activity. Leverage ratio exposure decreased by USD 11.0bn to USD 67.1bn, mainly
driven by a decrease in trading assets, cash and derivatives.
The average

liquidity coverage

ratio was

340.3%, compared

with 280.3%

in the

fourth quarter

of 2023.

The increase
was driven

by a

decrease of

USD 1.5bn in

net cash

outflows, mainly

driven by a

decrease in

outflows from

derivatives,
outflows

from

the

impact

of

adverse

market

scenarios

and outflows

from

structured

financing

activities.

High-quality
liquid assets decreased by USD 0.8bn, driven by a decrease

in treasury-controlled assets.
The

net

stable

funding

ratio

(the

NSFR)

of

Credit

Suisse

International

standalone

remained

above

the

regulatory
requirement

of

100%,

at

136.7%,

compared

with

125.6%

in

the

fourth

quarter

of

2023.

The

NSFR

movement

was
driven by a decrease

of USD 4.2bn in required stable

funding, mainly driven by

a decrease in trading assets,

net derivative
assets, initial margin

posted and long-term cash

placement. This was offset

by a decrease

of USD 3.7bn in

available stable
funding, mainly driven by a decrease in long-term funding.
KM1: Key metrics
USD m, except where indicated
31.3.24 31.12.23
1
30.9.23 30.6.23 31.3.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

12,896

12,689

13,244

14,589

14,951
2 Tier 1

14,096

13,889

14,444

15,789

16,151
3 Total capital

14,096

13,889

14,447

15,792

16,154
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

28,068

34,698

42,012

48,633

49,042
4a Minimum capital requirement
2

2,245

2,776

3,361

3,891

3,923
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

45.95

36.57

31.52

30.00

30.49
6 Tier 1 ratio (%)

50.22

40.03

34.38

32.47

32.93
7 Total capital ratio (%)

50.22

40.03

34.39

32.47

32.94
Additional CET1 buffer requirements as a percentage of RWA
8 BCBS capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.61

0.83

0.76

0.49

0.45
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 BCBS total of bank CET1 specific buffer requirements (%)

3.11

3.33

3.26

2.99

2.95
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3

41.45

31.19

26.39

24.47

24.94
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

67,069

78,135

89,344

98,366

112,642
14 Basel III leverage ratio (%)
4

21.02

17.78

16.17

16.05

14.34
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)

14,589

15,364

15,411

20,095

23,899
16 Total net cash outflow

4,485

5,990

8,091

11,471

14,906
17 LCR (%)

340.28

280.28

220.97

197.04

162.79
Net stable funding ratio (NSFR)
6
18 Total available stable funding

26,678

30,356

34,581

39,764

44,280
19 Total required stable funding

20,010

24,166

27,375

31,086

34,728
20 NSFR (%)

136.71

125.59

126.10

128.14

127.51
1 Comparative information has been aligned with Credit Suisse International standalone’s final 2023 audited financial statements.

2

Calculated as 8% of total RWA, based on total minimum capital requirements, excluding CET1 buffer requirements.

3 Represents the CET1 ratio that is available to meet buffer requirements. Calculated as the CET1 ratio minus the BCBS CET1 capital requirement and, where applicable, minus the BCBS additional tier 1 and tier 2 capital

requirements met with CET1 capital.

4 On the basis of tier 1 capital.

5 Based on Pillar 1 requirements; calculated using a 12-month average.

6 The net stable funding
ratio requirement became effective as of 1 January 2022 and related disclosures came into effect in the first quarter of 2023.

31 March 2024 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | Credit Suisse Holdings (USA), Inc. consolidated

48
Credit Suisse Holdings (USA), Inc. consolidated
The table below provides

information about the regulatory

capital components and capital,

liquidity and leverage ratios
of Credit

Suisse

Holdings

(USA),

Inc.

consolidated,

based

on

Basel

Committee

on

Banking

Supervision

(BCBS)

Pillar

1
requirements and in accordance with US Basel III rules.

Effective 1 October 2023 and through 30 September 2024, Credit

Suisse Holdings (USA), Inc. is subject to

a stress capital
buffer

(an

SCB)

of

7.2%,

in

addition

to

the

minimum

capital

requirements.

The

SCB

was

determined

by

the

Federal
Reserve Board following

the completion of

the 2023 Comprehensive

Capital Analysis and

Review (the CCAR)

based on
Dodd–Frank

Act

Stress

Test

(DFAST)

results

and

planned

future

dividends.

The

SCB,

which

replaces

the

static

capital
conservation buffer of 2.5%, is subject to change on an annual basis or as otherwise determined by the Federal Reserve
Board.

During the first quarter of 2024, the

common equity tier 1 (CET1) ratio of Credit Suisse Holdings (USA), Inc.

consolidated
increased to

80.5% from

72.3%, as

risk-weighted assets

(RWA) decreased

by USD 2.6bn

to USD 10.4bn,

which more
than offset losses for the quarter of USD 1.0bn.

The decrease in RWA was driven by

decreases of USD 1.9bn in credit risk
RWA

and

USD 0.7bn

in

market

risk

RWA.

Leverage

ratio

exposure,

calculated

on

an

average

basis,

decreased

by
USD 3.7bn to USD 25.8bn,

driven by a

decrease in reverse

repurchase transactions due

to a decrease

in high-quality liquid
assets (HQLA) requirements.
The average liquidity coverage ratio of Credit

Suisse Holdings (USA), Inc. consolidated increased 4.4 percentage points to
199.5%, mostly

driven by

a decrease

in HQLA-eligible

level 1 liquid

assets and

a decrease

in unsecured

debt outflows
over the quarter.
The average net

stable funding ratio

(the NSFR) of

Credit Suisse Holdings

(USA), Inc. consolidated

remained well above
the

regulatory

requirement

of 100%,

at

210.3% for

the

first quarter

of 2024,

an increase

of

31.2 percentage

points
compared with 179.1

%

in the fourth

quarter of

2023. The NSFR

movement was

driven by a

decrease of USD

1.3bn in
required stable funding,

which was

driven by a

decrease in

other assets and

loans and

securities. This was

partly offset
by a decrease of USD 0.2bn in available stable funding,

which was due to a decrease in capital.
KM1: Key metrics
USD m, except where indicated
31.3.24 31.12.23 30.9.23 30.6.23
1
31.3.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

8,394

9,387

9,756

10,758

12,491
2 Tier 1

8,917

9,909

10,279

11,281

13,013
3 Total capital

8,974

9,987

10,346

11,348

13,080
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

10,427

12,979

16,841

20,480

31,762
4a Minimum capital requirement
2

834

1,038

1,347

1,638

2,541
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

80.5

72.3

57.9

52.5

39.3
6 Tier 1 ratio (%)

85.5

76.4

61.0

55.1

41.0
7 Total capital ratio (%)

86.1

77.0

61.4

55.4

41.2
Additional CET1 buffer requirements as a percentage of RWA
8 BCBS capital conservation buffer requirement (%)

2.5

2.5

2.5

2.5

2.5
8a US stress capital buffer requirement (%)

7.2

7.2

9.0

9.0

9.0
9 Countercyclical buffer requirement (%)

0.4

0.3

0.3

0.3

0.3
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 BCBS total of bank CET1 specific buffer requirements (%)

2.9

2.8

2.8

2.8

2.8
11a US total bank specific capital buffer requirements (%)

7.6

7.5

9.3

9.3

9.3
12
CET1 available after meeting the bank’s minimum capital requirements (%)
3

76.0

67.8

53.4

47.4

33.2
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

25,799

29,484

33,906

42,802

55,789
14 Basel III leverage ratio (%)
4

34.6

33.6

30.3

26.4

23.3
14a Total Basel III supplementary leverage ratio exposure measure

28,043

34,370

40,848

51,433

66,825
14b Basel III supplementary leverage ratio (%)
4

31.8

28.8

25.2

21.9

19.5
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)

10,951

12,561

16,367

17,043

16,740
16 Total net cash outflow

5,588

6,619

4,987

6,271

12,181
17 LCR (%)

199.5

195.1

331.3

293.0

139.4
Net stable funding ratio (NSFR)
5
18 Total available stable funding

15,072

15,320

20,804

25,031

27,503
19 Total required stable funding

7,242

8,580

8,965

11,434

14,527
20 NSFR (%)

210.3

179.1

232.2

219.6

189.8
1 Comparative information has been aligned with Credit Suisse Holdings (USA), Inc.

standalone’s final second quarter of 2023 financial statements.

2 Calculated as 8% of total RWA, based on total minimum

capital
requirements, excluding CET1

buffer requirements.

3 Represents the CET1

ratio that is

available to meet buffer

requirements. Calculated as

the CET1 ratio

minus the BCBS

CET1 capital requirement

and, where
applicable, minus the BCBS additional tier 1 and tier 2 capital requirements met with CET1 capital.

4 On the basis of tier 1 capital.

5 Figures are calculated on a quarterly average.

31 March 2024 Pillar 3 Report |
Appendix

49
Appendix
Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
A-IRB

advanced internal ratings-
based
AIV

alternative investment
vehicle
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEA

Commodity Exchange Act
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
C&ORC

Compliance & Operational
Risk Control
CRM

credit risk mitigation (credit
risk) or comprehensive risk
measure (market risk)
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DE&I

diversity, equity and
inclusion
DFAST

Dodd–Frank Act Stress Test
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ESR

environmental and social
risk
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FA

financial advisor
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory & Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

Accounting Standards
Accounting

issued by the IASB
Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

31 March 2024 Pillar 3 Report |
Appendix

50
Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit impaired
PD

probability of default
PIT

point in time
PPA

purchase price allocation
P&L

profit or loss
Q
QCCP

Qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFT

securities financing
transaction
SI

sustainable investing or
sustainable investment
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SRM

specific risk measure
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may
appear in this particular report.

31 March 2024 Pillar 3 Report |
Appendix

51
Cautionary Statement

|

This report

and the

information contained

herein are provided

solely for

information purposes,

and are

not to

be construed

as solicitation
of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent Annual Report on
Form 20- F,
quarterly reports and other information

furnished to or filed with

the US Securities and Exchange

Commission (the SEC) on Form

6-K, available at
ubs.com/investors
, for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.

Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report, any

website addresses are provided

solely for information

and are not intended

to be active links.

UBS is not incorporating

the contents
of any such websites into this report.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Campi ______________
Name:

Ella Campi
Title:

Executive Director
UBS AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Campi ______________
Name:

Ella Campi
Title:

Executive Director
Credit Suisse AG
By: _/s/

Simon Grimwood __________
Name:

Simon Grimwood
Title:

Chief Financial Officer
By: _/s/

Damian Vogel

_____________
Name:

Damian Vogel
Title:

Chief Risk Officer
Date:

May 7, 2024